

2012 Annual Report

Modern always™

Celebrating 75 years of iconic design for the home and office

Knoll

Dear Fellow Shareholders:

We are fortunate that for 75 years our brand has been synonymous with innovative modern design for the workplace and home as many of our designs have acquired iconic museum quality status. This dual track—office and home—gives us a unique platform upon which to continue to build Knoll. In fact, the series of initiatives and investments we announced in early 2013 leverage these parallel competencies in a way that we believe will ultimately result in a stronger, more profitable, design-driven enterprise that is less dependent on any single channel or segment by the end of 2015.

We performed well in 2012, despite a decrease in overall sales. Sales for 2012 were down 3.8% from 2011. However, we improved our gross margins by 130 basis points to 33.2% versus last year and we achieved 2012 operating margins of just under 10.0%. Operating profit totalled $87.9 million resulting in diluted earnings per share of $1.06.

From a segment standpoint, a 2012 decline in our government sales combined with weakness in the financial services sector more than offset commercial growth in our North American Office segment. Our Studio segment realized solid growth in North America on both the contract and consumer fronts; however, that growth was not strong enough to offset the headwinds from Europe. In Coverings, FilzFelt drove our full year sales growth; we are pleased with the momentum of this small acquisition. However, costs associated with increased investment in new Coverings products and expanded points of distribution negatively impacted our full-year margin performance in this segment.

Overall, I am particularly pleased with the strong financial position we achieved in 2012. At year end, our outstanding debt was approximately $193.0 million, a reduction of $19.0 million from the end of 2011. Our financial performance allowed us to increase our quarterly dividend by 20% to 12 cents per share during the year. We also distributed $25.2 million of cash to our shareholders through our dividends and share-buybacks. Going forward, this financial platform gives us the ability to step up our strategic investments in the front and back ends of our business to achieve our longer-term revenue and margin objectives.

Since 2001, we have been working to reduce our dependence on purely Office segment sales. Today about 30% of our sales and over 45% of our operating profits result from our Studio and Coverings segments. These segments serve a very diverse set of end markets, geographies, customers and channels. With an estimated global market opportunity for these high-end furniture and coverings products in excess of $3.5 billion, we believe that we are just scratching the surface here and intend to expand our efforts to leverage these opportunities.

In our core Office business we are facing the reality that over the past decade our industry has moved from a long-term period of secular growth, where demand (as reported by Business and Institutional Furniture Manufacturers Association) exceeded $13.0 billion, to a smaller $9.3 billion market where the cycles are shorter and more volatile. While the industry snapped back nicely from the 2009 lows, recent demand trends have at best stagnated with recent government spending reductions continuing to pressure industry demand. We do, however, see the foundation building for a stronger 2014 and 2015, as both commercial construction and recent Architecture Billings Index data suggest further out improvement. Today, however, the environment we are facing in 2013 features historically high vacancy rates, economic uncertainty and depressed business confidence, all of which result in sluggish demand for office space and our products.

While exciting trends are redefining the modern workplace and creating opportunity for new workplace models like our rapidly growing Antenna® Workspaces platform, Reff Profiles™ and our Generation by Knoll® family of seating products, there is no denying that the amount of furniture content per office worker is decreasing. Since our founding, we have built a reputation on helping clients solve their workplace needs and, as those needs change, we have continued to adapt our offerings. In 2013, we will continue to expand the range of our Antenna Workspaces capabilities, including exciting additions for collaborative spaces, as well as drive continued growth from our Generation family and other new products.

In this environment, we must adapt our business for this new reality—and that means significant changes in our plants and

This annual report contains forward-looking statements that are based on numerous assumptions about future events and conditions that may prove to be inaccurate. See "Forward Looking Statements" beginning on page 29 of this annual report.

our business systems to consistently generate double-digit levels of profitability. In early 2013, we announced an aggressive program of strategic investments and initiatives to grow revenues over a $1.0 billion run rate while generating 12% plus operating margins by the end of 2015. This program breaks up into roughly four key pieces including initiatives to:

- Maximize our Office segment profitability;
- Target under penetrated and emerging categories and markets for growth;
- Expand our reach into consumer and decorator channels around the world; and
- Invest in the Knoll brand.

As we translate these strategies into actions, on the Office side we have extensive plans to transform and modernize our supply chain; implement our ONEKnoll integrated ERP platform; and develop tools to improve the productivity and effectiveness of our Office sales effort. These efforts involve a combination of incremental investments in our plants as well as the coordination of similar value streams and strategic sourcing of non-value added processes that should drive costs down and margins and dealer and customer satisfaction up.
As we continue to target under penetrated and emerging markets for growth, you can expect our continued investment in a range of programs: ergonomic seating and accessories; successful dealer marketing programs like Knoll Essentials; efforts to penetrate new areas of the workplace; and an expanded breadth and depth of Coverings efforts globally. Accelerating marketing investments in a growing program like Knoll Essentials, which helps our dealers target small to mid size businesses, is expected to generate strong returns at above average margins.

We will also be investing aggressively to expand our reach into consumer and decorator channels around the world, opening new Studio and Coverings showrooms in decorator buildings, reinvigorating our European Studio dealer network and launching a robust web platform and on-line shop to make Knoll products accessible to consumers 24/7.

On the customer facing front, we will be making a significant investment in a new flagship New York showroom, offices and first ever retail store around the corner from The Museum of Modern Art. We think this footprint will reset the playing field for how we live and breathe and share the robustness of our offering with corporate clients, designers and consumers. And we will back all this up with a series of brand building print and online investments and new iconic design partnerships with cutting edge talents like David Adjaye and Rem Koolhaas of OMA that will excite and stimulate new ideas around what one expects furniture to be and do. Later this year you will begin to see our 75th anniversary Modern always™ campaign in a variety of print and online settings that celebrates our unique heritage and continued commitment to modern design.

While we expect the combination of these incremental investments and a challenged overall demand environment to depress earnings in the short term, we are confident that they will make our longer-term aspirations much more achievable. These initiatives should also further reduce our dependence on any single channel or segment.

As we celebrate our 75th anniversary, we believe the program of investments and initiatives we are pursuing will ensure that Knoll thrives in the years ahead. In closing, I want to extend a special thank you to all our associates who over the past 75 years have worked so hard to make Knoll the special design-driven company that we have become today. And to our shareholders, please know you have our continued commitment to do all we can to make Knoll a great long-term investment.



Andrew Cogan
CEO
Knoll, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-12907

KNOLL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3873847**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1235 Water Street
East Greenville, PA 18041
(215) 679-7991

(Address, including zip code, and telephone number including area code of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: **NONE**

Indicate by check mark if the issuer is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act.) Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $611,711,000 based on the closing sale price as reported on the New York Stock Exchange.

As of February 22, 2013 there were 48,183,615 shares (including 1,301,415 shares of non-voting restricted shares) of the Registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this report on Form 10-K to the extent stated therein.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

We are a leading designer and manufacturer of workplace furnishings, textiles and fine leathers. For over a decade now we have been building a diversified design-driven product portfolio and flexible business model that can perform in various business cycles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces and homes with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force and a broad network of independent dealers.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 50 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This legacy continues to flourish today and is embodied in an ambitious series of new products that reflect forward thinking ideas about design and workplace performance, among them: the *Generation by Knoll®* family of innovative task and multipurpose seating; *Reff® Profiles,* furnishings for the contemporary private office; and *Antenna® Workspaces*, a new approach for individual and group work spaces. In 2011, we were honored to receive the Smithsonian Museum's Cooper-Hewitt National Design Award for Corporate and Institutional Achievement, celebrating our design legacy.

Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve strong financial performance.

Our management evaluates the company as three reporting segments: (i) Office; (ii) Studio; (iii) and Coverings. The Office segment includes systems, seating, storage, tables, desks and *KnollExtra®* ergonomic accessories as well as the international sales of our North American Office products. The Studio segment includes our *KnollStudio®* division, the Company's European subsidiaries which primarily sell *KnollStudio* products, and *Richard Schultz® Design*. The *KnollStudio* portfolio includes a range of lounge seating, side, café and dining chairs, barstools, and conference, dining and occasional tables. *Richard Schultz® Design* was acquired in 2012 and provides high quality outdoor furniture. The Coverings segment includes *KnollTextiles®*, *Spinneybeck®* (including *Filzfelt* ™), and *Edelman® Leather*. These businesses serve a wide range of customers offering high quality textiles, felt, and leather. When we refer to our "specialty" products or businesses in this report, we are referring to our Studio and Coverings segments. See below for a further discussion of the individual businesses within each segment.

For further information regarding our segments, see Note 18 in the accompanying financial statements.

All trademarks used in this annual report on Form 10-K that are not owned by us or our affiliates are the property of their respective owners.

Products

We offer a comprehensive and expanding portfolio of high quality office furniture, textiles and leathers across five product categories: (i) office systems, which are typically modular and moveable workspaces with functionally integrated panels or table desks, worksurfaces, pedestals and other storage units, power and data systems and lighting; (ii) office seating; (iii) files and storage; (iv) desks, casegoods and tables; and (v) specialty products, including high image side chairs, sofas, desks and tables for the office and home, textiles, accessories, leathers and related products;. Historically, we have derived most of our revenues from office systems and from specialty products including our *KnollStudio* collection of signature design classics furnishings, *KnollTextiles* fabrics, *Spinneybeck* leathers, and *Edelman* leathers. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, casegoods and tables and have reduced our dependence on office systems by further growing our specialty businesses.

Office Segment:

Systems Furniture

We believe that office systems purchases are divided primarily between (i) architect and designer-oriented products and (ii) entry-level products with technology, ergonomic and functional support. Our office systems furniture reflects the breadth of these sectors with a variety of planning models and a corresponding depth of product features. Our systems furniture can define or adapt to virtually any office environment, from collaborative spaces for team interaction to private executive offices.

Systems furniture consists principally of functionally integrated panels or table desks, worksurfaces, pedestal and other storage units, power and data systems and lighting. These components are combined to create flexible, space-efficient work environments that can be moved, re-configured and re-used. Clients, often working with architects and designers, have the opportunity to select from a wide selection of laminates, paints, veneers and textiles to design workspaces appropriate to their organization's personality. Our systems furniture product development strategy aims to insure that product line enhancements can be added to clients' existing installations and integrate with other Knoll product lines, maximizing the value of the clients' investments in Knoll systems products over the long-term.

Our systems furniture product lines include the following panel and desk-based planning models:

Antenna® Workspaces

Introduced in 2010, *Antenna Workspaces* by Masamichi Udagawa and Sigi Moeslinger, principals of Antenna Design, is a new approach to workplace design that reflects the freedom and mobility people seek in today's office. *Antenna Workspaces* considers the growing variety of settings where work takes place and blends desks, tables, storage units and screens to create intuitive solutions for individuals and groups. In the process, *Antenna Workspaces* suggests connections and boundaries between diverse work areas and establishes a new way to shape space, simplifying transitions between individual and group work. *Antenna Workspaces* has received recognition for its novel approach to office planning, including in 2010, at NeoCon®, our national industry tradeshow, a *Best of NeoCon®* innovation award. During 2011 and 2012, product additions expanded the reach of the system.

Reff® Profiles

In 2010, *Reff Profiles* debuted, building on the Reff flagship wood systems platform. Throughout its history, *Reff* has combined the high performance capabilities of panel-based systems furniture with the refined elegance of wood casegoods, showcasing sophisticated all-wood construction and precisely crafted detail. *Reff Profiles* extends those capabilities, with new aesthetic options, enhanced storage for materials and technology, and simple user access to power and data needs. *Reff Profiles* is available in an extensive range of veneers, laminates, glass, and metal options that can be used interchangeably in private offices and as freestanding or panel-based furnishings for the open office. During 2011, the *Reff Profiles* line expanded, with a new scope of administrative workstations and reception desks, and in 2012 the line expanded again with a series of tables, credenzas and bookcases for meeting spaces.

These extensions allow a single product line to support a broad set of product applications within a workplace.

AutoStrada®

Introduced in 2004, *AutoStrada* is one of the most comprehensive office concepts that we have developed. *AutoStrada* provides aesthetic and functional alternatives to traditional panel-based and desk-based systems furniture with four planning models that combine high-performance furniture with the look of custom millwork. The *AutoStrada* spine-based, storage-based, wall-based and collaborative/ open table planning models leverage a consistent design aesthetic to create a distinctively modern aesthetic in both open plan and private office environments. Whether an office requires a high performance open plan system, architectural casegoods, progressive private office furniture or a collaborative "big table" concept, *AutoStrada* provides a solution. In 2004, *AutoStrada* received a silver *Best of NeoCon®* award.

Dividends Horizon®

Dividends Horizon, introduced in 2007, extends the *Dividends* portfolio of workplace solutions introduced in 1998 with new planning opportunities for the individual workstation, focusing on new materials and furniture that evolve the office landscape with a layered approach to furniture design. Focusing on exceptionally light and transparent materials and practical, personalized storage solutions, *Dividends Horizon* creates rich spatial environments for the contemporary workspace. *Dividends Horizon* received a silver 2007 *Best of NeoCon®* award. The system's enduring success is based on a straightforward, versatile frame-and-tile construction, featuring a universal panel frame. Removable panel inserts, which can be ordered in fabric, steel, glass or as marker boards, meet a range of clients' design and budgetary needs. The *Dividends Horizon* panel frame enables clients to utilize either monolithic, tiled or beltway panel type for applications throughout the workplace, and power and data access may be located virtually anywhere on the panel.

Morrison™

Our *Morrison* furniture system was introduced in 1986 and continues to be one of our most proven product offerings. *Morrison* meets essential power and data requirements for panel and desk-based planning and private offices, and offers one of the broadest ranges of systems performance in the industry. *Morrison* has been upgraded periodically with interchangeable enhancements from its *Morrison Network, Morrison Access* and *Morrison Options* lines. In addition, *Morrison* integrates with *Currents®* (described below) to provide advanced wire management capabilities, as well as with our *Calibre®* and *Series 2* desks, pedestals, lateral files, overhead storage cabinets and architectural towers to provide compatible, cost-effective panel and desk-based solutions.

Equity®

The distinguishing feature of our *Equity* product is its unique centerline modularity, which maximizes the efficient use of space for high-density workplaces with a minimal inventory of parts. *Equity* incorporates power and data capabilities, including desktop features, and integrates with *Currents* (described below) to provide advanced wire management capabilities. *Equity* components also create modular freestanding desks, and *Equity* 120-degree planning enables clients to create sleek, hexagonal configurations that are well suited for call and data centers. For both 90- and 120-degree *Equity* planning, a variety of components, including add-on screens, bi-fold doors and side-door components, accommodate clients' needs for privacy and storage.

Currents®

Our award-winning and innovative *Currents* system provides advanced power and data capabilities to organizations that require maximum space-planning freedom, advanced technology support and the mobility of freestanding furniture. The groundbreaking *Currents* service wall divides space and manages technology. A related product, *Fence,* provides comparable performance for low horizon settings. *Currents* and *Fence* may be used in tandem with existing Knoll systems furniture, removing the constraints imposed by conventional panel system. *Currents* and *Fence* may also be used with competitors' systems and freestanding furniture.

Seating

We continuously research and assess the general landscape of the office seating market, and tailor work chair product development initiatives to enhance our competitive position for ergonomics, aesthetics, comfort and value. We believe that the result of these efforts is an increasingly innovative, versatile seating collection consistent with the Knoll brand.

Key client criteria in work chair selection include superior ergonomics, aesthetics, comfort, quality and affordability, all of which are consistent with our strengths and reputation. We believe that we offer an excellent and fully competitive line-up of chairs at a range of price points and performance levels and constructed from varying materials, including mesh, polymers, and upholstery. In 2010, we again expanded our range of seating with *MultiGeneration by Knoll,* companion side chairs to the award-winning *Generation by Knoll* task chair. *MultiGeneration* offers two multipurpose chair options: stacking and a novel "hybrid" version, both offering a level of comfort and unrestrained movement unusual in the side seating category. In 2012, Knoll expanded the range once again with *ReGeneration by Knoll.* Straight-forward in appearance, the *ReGeneration by Knoll* task chair leverages flexible, durable and sustainable materials that respond to the user's movements.

Our principal seating product lines include:

Generation by Knoll®, our flagship task chair, reflects Knoll's commitment to materials innovation and forward thinking ergonomic research that has found there is no one right way to sit. *Generation* offers a new standard of unrestrained movement, supporting the range of postures and work styles typical of today's workplace through elastic design, where the chair rearranges itself in response to the user. *Generation* has received a series of accolades from the national press, including *The Wall Street Journal, Business Week, Time, Fast Company* and *CBS Sunday Morning.* Additionally, the chair has been honored with many awards, including *Interior Design* magazine's *2009 Best of Year Product Award* in the contact/task seating category, the *Chicago Athenaeum GOOD DESIGN Award,* and a *Best of NeoCon Gold Award* for office seating.

ReGeneration by Knoll®, a general purpose task chair, extends the themes of *Generation by Knoll®*, to support the user simply and efficiently. Doing more with less, *ReGeneration* provides continuous support and comfort throughout the day. The chair's efficient structure required re-examining every detail and innovating in the use of sustainable material. As a result, the chair is light-weight, visually and physically, and achieves the highest level of environmental certifications. The chair has been lauded in *Cool Hunting, Wired.com, TreeHugger,* and other design, technology, and environmental blogs.

LIFE®, introduced in 2002, has become an industry benchmark for ergonomic and sustainable design. Recognized for its overall lightness and agility, *LIFE* features intuitive adjustments that bring comfort and effortless control to a new performance level with an extensive range of supportive sitting options and responsive lumbar support.

RPM®, recognized for outstanding comfort, extraordinary performance and exceptional value, is offered with distinctive fabrics that reflect its stylish design. Engineered for durability, *RPM* delivers comfort and support, especially for 24-hour work environments.

Chadwick™, introduced in 2005, is an innovative hybrid seating design that accommodates the changing needs of today's workplace and home office.

The family of *Essentials Work Chairs*, introduced in 2005-07, offers the ergonomic comfort and appeal of fully upholstered task chairs at a significant value. Essentials Work Chairs' *Pro*™, *Tech*™, and *Sport*™ models offer a comprehensive range of four task and two side chairs suitable to any office style from the traditional to the progressive.

Files and Storage

Our files and storage products, featuring the *Template*®, *Calibre*® and *Series 2*™ product lines, are designed with unique features to maximize storage capabilities throughout the workplace. Our core files and storage products consist of lateral files, mobile pedestals and other storage units, bookcases and overhead storage cabinets.

The range of files and storage completes our product offering, allowing clients to address all of their furniture needs with us, especially in competitive bid situations where Knoll office systems, seating, tables and desks have been specified. The breadth of the product line also enables our dealers to offer files and storage as standalone products to businesses with smaller requirements.

Files and storage are available in an extensive array of sizes, configurations and colors, which can be integrated with other manufacturers' stand-alone furniture, thereby increasing our penetration in competitor accounts. In addition, certain elements of the product line can be configured as freestanding furniture in private offices or open-plan environments.

Template®

In 2009, we introduced the *Template Storage System,* offering an economical approach to workplace planning, using vertical storage units to divide and define workspaces. In doing so, the product's compact 15 inch deep footprint consolidates storage while reducing the overall size of an individual workspace, saving clients both money and space. Template can be combined with *Dividends Horizon, Antenna Workspaces,* and other Knoll systems to expand its planning capabilities.

Calibre®

Calibre storage, comprised of lateral files, pedestals, hybrid cabinets, wardrobes and personal storage towers, offers clients a broad array of metal storage solutions to support virtually any office environment. Personalization is encouraged and valuable space is maximized with 1.5' planning advantage and Build-Your-Own design possibilities, offering more drawer heights and configurations than industry standards. Calibre storage can stand alone or blend with *Dividends Horizon, Morrison,* and other Knoll systems to complement focused, shared and team workspaces.

Series 2™

With a focused storage offering in a range of aesthetics, Series 2 storage provides ideal solutions for value-conscious customers. Overhead storage, pedestals and personal storage towers are offered in numerous front designs, both metal and veneer, which perfectly coordinate with Knoll' *Dividends Horizon, Reff, Morrison and Template* systems.

Desks, Casegoods, and Tables

We offer collections of adjustable tables as well as meeting, conference, training, dining, and café tables for large scale projects and stand-alone desks and table desks. These items are also sold as stand-alone products through our Knoll dealers to businesses with smaller requirements.

Our *Interaction*™ and *Upstart*® product lines include adjustable, work, meeting, conference and training tables. These product lines range from independent tables to tables suitable for workstations that support individual preferences for computer and writing heights to plannable desks that can be linked together to build and reshape larger work areas. During 2012, the Company introduced a universal height adjustable table, designed to be compatible with the *Dividends Horizons*, *Antenna,* and *Reff Profiles* office systems. Also in the same year, the Company expanded the *Reff Profiles* line to include a series of meeting tables and introduced the signature *LSM Conference Table Collection* for KnollStudio.

Our principal desk product line, *the Graham Collection*® is detailed to meet the needs of the contemporary office while offering traditional wood casegoods construction synonymous with the Knoll standard of quality.

***KnollExtra*®**

KnollExtra offers accessories that complement Knoll office furniture products, including technology support accessories, desktop organizational tools, lighting and storage. *KnollExtra* integrates technology comfortably into the workplace, meeting the increased demand for flat panel monitor supports and central processing unit holders, which deliver adjustability and space savings. During 2009, *KnollExtra* introduced the *Sapper*™ Monitor Arm Collection, designed by renowned industrial designer Richard Sapper. The collection provides a clean, modern solution to technology challenges in the modern workplace and has been accepted into the permanent collection of New York's Museum of Modern Art. During 2012, *KnollExtra* expanded the scope of this fast-growing product line.

The Office segment accounted for approximately 71.4% of our sales in 2012, 72.0% of our sales in 2011, and 69.4% of our sales in 2010.

Studio Segment:

KnollStudio, well-known for the Barcelona®, Saarinen, and Bertoia collections, is a renowned source for classic modern furniture and spirited new designs of unparalleled quality for the workplace, home, hotels, restaurants and government and educational institutions. The *KnollStudio* portfolio includes a range of lounge seating; side, café and dining chairs; barstools; and conference, dining and occasional tables. In 2012, KnollStudio broadened its product categories to include outdoor furnishings, through the Company's acquisition of Richard Schultz Design. Notable Richard Schultz product lines include the Petal Collection and 1966 Collection, mid-century classics designed by Schultz during his long tenure at Knoll prior to beginning his own business in 1992.

KnollStudio has a long history of working with celebrated architects and designers from around the world, including Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen, Isamu Noguchi, Warren Platner, Frank Gehry, Maya Lin, Jens Risom, Kazuhide Takahama, and Ross Lovegrove. In addition, *KnollStudio* manufactures a collection of original furniture designs by Florence Knoll.

In 2012, *KnollStudio* introduced an ambitious series of new products, reflecting the brand's reach into both commercial and residential interiors. Among the introductions were the *Lounge Collection* by French architects Pierre Beucler and Jean-Christophe Poggioli of Architecture and Associés; the *Krusin Occasional Table Collection* by British designer Marc Krusin; the *LSM Conference Table Collection* by Debra Lehman-Smith and Ron Fiegenschuh of the architectural firm LSM; the *Olivares Aluminum Chair* by designer Jonathan Olivares; and the *Stromborg Table Collection* by designer Daniel Stromborg. Stromborg's collection received a *Best of NeoCon*® silver award in the occasional tables category.

Also, in 2012, *KnollStudio* opened a residential showroom in the New York D&D Building, providing high end decorators access to Knoll's broad range of home-oriented furnishings in Manhattan's premiere interior design showroom facility.

In 2004, *KnollStudio* established *Knoll Space* as a formalized sales program for the retail market, making it easier for consumers to bring the best of Knoll furnishings into their home and home office. The program consists of independent specialty retailers and e-tailers nationwide that sell our iconic modern classics and selected contemporary designs as well as selected products with crossover home office appeal. Through this program we sell our *KnollStudio* and other selected Knoll products through approximately 65 retailers, with an aggregate of over 100 locations in the United States and Canada.

Our Studio segment includes the Knoll Europe businesses. *Knoll Europe* provides products and services primarily to our European clients, whose aesthetics and styles can be different from our North America clients. A majority of *Knoll Europe's* business is *Knoll Studio* products, but *Knoll Europe* also offers a product profile that enables our customers to purchase a complete office environment. In addition, we offer certain products designed specifically for the European market. In 2006, we introduced the *Wa*™ desking system. *Wa*™ reinvents desks and storage through its design and construction in a linear and well proportioned modern vernacular. Our presence in the European market provides strategic positioning with clients that have international offices where they would like to maintain their Knoll facility standard. In addition to working with North American clients' international offices, we also have a local European client base.

In Europe, the core product categories include: (i) *KnollStudio*; (ii) desk systems, including the *Wa*™ desking system, the *KnollScope®*, and the *PL1* ™ system; (iii) seating, including a comprehensive range of chairs; and (iv) storage units, which are designed to complement Knoll desk products.

During 2012, we acquired Richard Schultz Design, Inc., a designer and manufacturer of outdoor furniture for the residential, hospitality, and contract office furniture markets. The Schultz's designs were originally part of Knoll's collection but were subsequently spun-off in the early 1990s.

The Studio segment accounted for approximately 16.6% of our sales in 2012 and 2011, and 18.8% of our sales in 2010.

Coverings Segment:

Our Coverings segment consists of (i) *KnollTextiles*, (ii) *Spinneybeck Leather* (including *Filzfelt* products), and (iii) *Edelman Leather.*

KnollTextiles was established in 1947 to create high-quality textiles for Knoll furniture. *KnollTextiles* offers upholstery, panel fabrics, wallcoverings and drapery that harmonize color, pattern and texture and offers products for corporate, hospitality, healthcare and residential interiors. *KnollTextiles* products are used in the manufacture of Knoll furniture and are sold to clients for use in other manufacturers' products. In 2008, *KnollTextiles* introduced *Knoll Luxe®*, a new brand of fashion forward textiles created by *KnollTextiles* creative director Dorothy Cosonas. For each of the past ten years, *KnollTextiles* has received *Best of NeoCon®* gold awards, including a 2012 award for the *Stitch Collection* by Cosonas. *KnollTextiles* also won a *Best of NeoCon®* silver award for a wallcovering collection by New York-based Trove, the latest in a series of collaborations with prominent outside designers.

KnollTextiles continues to extend its distribution to reach new customers, notably through a KnollTextiles showroom in New York City's D&D building and e-commerce through the knolltextiles.com website In 2011, KnollTextiles was honored with a retrospective of its work exhibited at the Bard Graduate Center for Decorative Arts (BGC) in New York City, and a companion book, KnollTextiles, 1945-2010, published by Yale University Press. Today, more than 100 fabrics from KnollTextiles are in the permanent collection of the Cooper-Hewitt, National Design Museum in New York City.

Spinneybeck Enterprises, Inc., or Spinneybeck, our wholly owned subsidiary, offers leathers and related products, including leather rugs and wall panels. *Spinneybeck* supplies high-quality upholstery leather for use on Knoll furniture and for sale directly to clients, including other office furniture manufacturers, upholsterers, aviation, custom coach and boating manufacturers.

Edelman Leather LLC, or Edelman, our wholly owned subsidiary, supplies fine leathers to residential, hospitality, aviation and contract office furniture markets. *Edelman,* offers a broad residential showroom network where designers and retail consumers can sample our products.

Filzfelt, a division of Spinneybeck, distributes German-milled 100% wool design felt in 58 colors and five thicknesses and offers a wide range of felt products and full custom capabilities. A biodegradable and renewable material, wool felt is naturally moisture resistant, self-extinguishing, non-directional, available in lightfast and water resistant colors, and provides thermal and acoustic insulation. We acquired the *Filzfelt* business on December 30, 2011.

The Coverings segment accounted for approximately 12.0% of our sales in 2012, 11.4% of our sales in 2011, and 11.8% of our sales in 2010.

Product Design and Development

Our design philosophy reflects an historical commitment to partnering with preeminent industrial designers and architects to commercialize products that meet evolving workplace and residential needs. By combining designers' creative vision with our commitment to innovative materials and technologically advanced processes, we continue to generate strong demand while cultivating brand loyalty among target clients. Our enviable history of nurturing design partner relationships attracts the world's leading designers. In addition, these collaborations are consistent with our commitment to a lean organization and incentive-based compensation, by utilizing a variable royalty-based fee as opposed to the fixed costs typically associated with a larger in-house design staff.

Our Office and Studio segments product development relies upon a New Product Commercialization Process to ensure quality and consistency of our methodology, reducing product development cycle time without sacrificing quality objectives. We use Pro/ENGINEER® solids modeling tools and rapid prototyping technology to compress development cycles and to improve responsiveness to special requests for customized solutions. Working closely with the designers during the early phases of development provides critical focus to yield the most viable products, balancing innovative modern design with practical function. Cross-functional teams are employed for all major development efforts with dedicated leaders who facilitate a seamless flow into manufacture while aggressively managing cost and schedule opportunities. Increasingly, total environmental impact is factored into product material and manufacturing process decisions.

Research and development expenses, which are expensed as incurred, were $15.3 million for 2012, $15.4 million for 2011, and $14.6 million for 2010.

Sales and Distribution

We generate sales with our direct sales force and a network of independent dealers (primarily in the Office segment), who jointly market and sell our products. We generally rely on these independent dealers to also provide a variety of important specification, installation and after-market services to our clients. Our dealers generally operate under one-year, non-exclusive agreements. Our Studio and Coverings segments market and sell products with their own internal sales people, who often work closely with our Office salesforce. We also sell our Studio products through a network of independent retailers.

Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries including financial, legal, accounting, education, healthcare and hospitality. Our Coverings segment also markets and sells products to private aviation, marine and luxury coach industries. Our direct sales force and independent dealers in North America work in close partnership with clients and design professionals to specify distinctive work environments. Our direct sales representatives, in conjunction with the independent dealers, sell to and call directly on key clients. Our independent dealers also call on many other medium and small sized clients to provide seamless sales support and client service. We have an over $9.9 billion installed base of office systems, which provides a strong platform for recurring and add-on sales. "Installed base" refers to the amount of office systems product we have sold in North America during the previous fifteen years.

Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the furniture purchasing process. Our strong relationships with architects and design professionals help us stay abreast of key workplace trends and position us to better meet the changing needs of clients. For example, we have invested in training all of our architect and designer specialists as Leadership in Energy and Environmental Design ("LEED®") accredited professionals to help clients better address environmental issues that arise in the design of the workplace.

We have aligned our sales force to target strategic areas of opportunity. For example, our healthcare division was created to target healthcare related businesses. We have also placed sales representatives and technical specialists into certain dealerships to support programs such as *Knoll Essentials,* which is described below.

In addition to coordinating sales efforts with the sales representatives, our dealers generally handle project management, installation and maintenance for client accounts after the initial product selection and sale. Although many of these dealerships also carry products of other manufacturers, they have agreed not to act as dealers for our principal direct competitors. We have not experienced significant dealer turnover. Our dealers' substantial commitment to understanding our product lines, and their strong relationships with us, serve to discourage dealers from changing vendor affiliations. We are not significantly dependent on any one dealer, the largest of which accounted for approximately 6.7%, 5.2%, and 6.2% of our North American sales in 2012, 2011, and 2010, respectively.

We provide product training for our sales force and dealer sales representatives, who make sales calls primarily to small to medium sized businesses. As part of our commitment to building relationships with our dealer sales representatives, we introduced the *Knoll Essentials* program in January 2004. *Knoll Essentials* is a catalog program developed in response to dealer requests for a consolidated, user-friendly selling tool for day-to-day systems, seating, storage, and accessory products. The *Knoll Essentials* program includes dealer incentives to sell our products. We also employ a dedicated team of dealer sales representatives to work with our dealerships.

Excluding sales to governmental agencies, no single end-user customer represented more than 1.1% of our North American sales during 2012. Sales to U.S., state and local government agencies aggregated approximately 16.2% of our consolidated sales in 2012, with no single U.S. government agency accounting for more than 1.0% of consolidated sales. The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract.

Manufacturing and Operations

We operate manufacturing sites in North America including plants located in East Greenville, Pennsylvania, Grand Rapids, Michigan, Muskegon, Michigan, and Toronto, Canada. In addition, we operate two plants in Italy: one in Foligno and one in Graffignana. We manufacture and assemble products to specific customer order and operate all facilities under a philosophy of continuous improvement, lean manufacturing and efficient asset utilization. All plants are registered under ISO 9000, an internationally developed set of quality criteria for manufacturing companies. Additionally, the North American plants are ISO 14001 certified, which reflects our commitment to environmentally responsible practices.

In 2010, we initiated a plan to better utilize our North American manufacturing capacity, eliminate duplication of capabilities, and reduce associated costs. We continue to look for ways to ensure that our manufacturing capabilities match our supply chain strategy providing the most value for Knoll.

In 2009, our East Greenville location recertified its "Star" rating under the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP). A Star rating is the highest rating a company can obtain in OSHA's premier partnership program. To achieve this rating, our East Greenville site had to demonstrate a comprehensive safety and health process with strong management leadership, include all employees as active participants, and ensure an injury rate substantially below the average for the industry. The Star rating allows us to join an elite and exclusive group of less than 2,500 companies nationwide that have demonstrated the dedication and commitment to safety. Our Knoll manufacturing facilities, as a whole, have an accident rate below the industry average.

In 2012, Knoll North American Office completed certification of certain products to the level™ Sustainable Certification. All of the products certified received level 3 certification, the highest certification available. The "level™ standard" is a voluntary product standard developed by BIFMA, the Business and Institutional Furniture Manufacturers Association, to support safe, healthy, and sustainable workplace environments.

The root of our continuous improvement efforts lies in the philosophy of lean manufacturing that drives operations. As part of this philosophy, we partner with suppliers who can supply our facilities efficiently, often with just-in-time deliveries, thus allowing us to reduce our raw materials inventory. We also utilize "Kaizen" work groups in the plants to develop best practices to minimize scrap, time and material waste at all stages of the manufacturing process. The involvement of employees at all levels ensures an organizational commitment to lean and efficient manufacturing operations.

The operations for our two leather businesses, Spinneybeck and Edelman, are located in Getzville, New York and New Milford, Connecticut, respectively. Principal operations for KnollTextiles are in East Greenville, Pennsylvania.

Raw Materials and Suppliers

In addition to the continued focus on enhancing the efficiency of the manufacturing operations, we also seek to reduce costs through our global sourcing effort. We have capitalized on raw material and component cost savings available through lower cost global suppliers. This broader view of potential sources of supply has enhanced our leverage with domestic supply sources, and we have been able to reduce cycle times by extracting improvements from all levels throughout the supply chain.

The purchasing function in North America is centralized at the East Greenville facility. This centralization, and the close relationships with our primary suppliers, has enhanced our ability to realize purchasing economies of scale and implement "just-in-time" inventory practices. Steel, lumber, paper, paint, plastics, laminates, particleboard, veneers, glass, fabrics, leathers and upholstery filling material are used in our manufacturing process. Both domestic and overseas suppliers of these materials are selected based upon a variety of factors, with the price and quality of the materials and the supplier's ability to meet delivery requirements being primary factors in such selection. We do not generally enter into long-term supply contracts and, as a result, we can be vulnerable to fluctuations in the prices for these materials. No supplier is the only available source for a particular component or raw material. However, because of the specialization involved with some of our components, it can take a significant amount of time, money and effort to move to an alternate source.

Competition

The markets, in which we compete, are highly competitive. We compete on the basis of (i) product design, including performance, ergonomic and aesthetic features, (ii) product quality and durability,

(iii) relationships with clients, architects and designers, (iv) strength of dealer and distributor network, (v) on-time delivery and service performance, (vi) commitment to environmental standards by offering products that help clients achieve LEED® certified facilities and minimize environment impact, and (vii) price. We estimate that we had an approximate 8.4% market share in the U.S. office furniture market in 2012.

Some of our competitors, especially those in North America, are larger and have significantly greater financial, marketing, manufacturing and technical resources than we have. Our most significant competitors in primary markets are Herman Miller, Inc., Steelcase, Inc., Haworth, Inc. and, to a lesser extent, Allsteel, Inc., an operating unit of HNI Corporation, and Teknion Corporation. These competitors have a substantial volume of furniture installed at businesses throughout North America, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace. Although we believe that we have been able to compete successfully in the markets to date, there can be no assurance that we will be able to continue to do so in the future.

Competition in the Coverings segment is much more fragmented than in the Office segment. Both Spinneybeck and Edelman serve the mid to high end of the market, but compete against many companies, none of which has a dominant market share.

Patents and Trademarks

We consider securing and protecting our intellectual property rights to be important to the business. We own approximately 55 active U.S. utility patents on various components used in our products and systems and approximately 77 active U.S. design patents. We also own approximately 169 patents in various foreign countries. The scope and duration of our patent protection varies throughout the world by jurisdiction and by individual product. In particular, patents for individual products extend for varying periods of time according to the date a patent application is filed, the date a patent is granted and the term of patent protection available in the jurisdiction granting the patent (generally twenty years from the date of filing in the U.S, for example). We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. We own approximately 77 trademark registrations in the U.S., including registrations to the following trademarks, as well as related stylized depictions of the Knoll word mark: Knoll®, KnollStudio®, KnollExtra®, Good Design Is Good Business®, A3®, Autostrada®, Calibre®, Currents®, Dividends®, Equity®, Parachute®, Propeller®, Reff®, RPM®, Spinneybeck®, *Edelman® Leather* , Upstart®, Generation by Knoll®, MultiGeneration by Knoll®, Regeneration by Knoll®, KnollTextiles®, and Knoll Luxe®. We also own approximately 187 trademarks registered in foreign countries including the LIFE® trademark which was purchased in December 2006. The scope and duration of our trademark protection varies throughout the world, with some countries protecting trademarks only as long as the mark is used, and others requiring registration of the mark and the payment of registration (generally ten years from the date of filing in the U.S., for example). In order to protect the indefinite duration, we make filings to continue registration of our trademarks.

In October 2004, we received registered trademark protection in the United States for five of our world-famous furniture designs created by Ludwig Mies van der Rohe—the Barcelona Chair, the Barcelona Stool, the Barcelona Couch, the Barcelona Table and the Flat Bar Brno Chair. This protection recognizes the renown of these designs and reflects our commitment to ensuring that when architects, furniture retailers, businesses and the public purchase a Ludwig Mies van der Rohe design, they will be purchasing the authentic product, manufactured to the designer's historic specifications. Barcelona® is a registered trademark in the U.S., Canada and European Community owned by Knoll, Inc.

Backlog

Sales backlog represents orders we have accepted but which have not yet shipped. Our sales backlog was $143.6 million at December 31, 2012, $181.2 million at December 31, 2011, and $196.6 million at December 31, 2010. We manufacture substantially all of our products to order and expect to fill substantially all outstanding unfilled orders within the next twelve months. As such, backlog is not a significant factor used to predict our long-term business prospects.

Foreign and Domestic Operations

Our principal manufacturing operations and markets are in North America, and we also have manufacturing operations and markets in Europe. Our sales to clients and net property, plant and equipment are summarized by geographic areas below. Sales to clients are attributed to the geographic areas based on the origin of sale.

	United States	Canada	Europe	Consolidated
		(in thousands)		
2012				
Sales to clients	$774,654	$40,669	$72,176	$887,499
Property, plant, and equipment, net	80,953	29,064	14,821	124,838
2011				
Sales to clients	$797,834	$44,225	$80,141	$922,200
Property, plant, and equipment, net	77,230	29,110	15,452	121,792
2010				
Sales to clients	$688,914	$34,267	$86,286	$809,467
Property, plant, and equipment, net	75,228	31,435	15,556	122,219

Environmental Matters

We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, local and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had and will continue to have an impact on our operations, but has, since 1990, been accomplished without having a material adverse effect on our operations. There can be no assurance that such laws and regulations will not change in the future or that we will not incur significant costs as a result of such laws and regulations. We have trained staff responsible for monitoring compliance with environmental, health and safety requirements. Our goal is to reduce and, wherever possible, eliminate the creation of hazardous waste in our manufacturing processes. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to management, we do not expect environmental costs or contingencies to have a material adverse effect on our consolidated financial position, results of operations, competitive position, or cash flows. The operation of manufacturing plants entails risks in these areas, however, and we cannot be certain that we will not incur material costs or liabilities in the future which could adversely affect our operations.

We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or "CERCLA", for remediation costs associated with waste disposal sites previously used by us. CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources.

The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Employees

As of December 31, 2012, we employed a total of 3,211 people, consisting of 1,933 hourly and 1,278 salaried employees. The Grand Rapids, Michigan plant is the only unionized plant within North America and has an agreement with the Carpenters Union, Local 1615, of the United Brotherhood of Carpenters and Joiners of America, Affiliate of the Carpenters Industrial Council (the "Union"), covering approximately 197 hourly employees. The Collective Bargaining Agreement was entered into on August 27, 2011 and expires April 30, 2015. From time to time, there have been unsuccessful efforts to unionize at our other North American locations. We believe that relations with our employees are good. Nonetheless, it is possible that our employees may continue attempts to unionize. Certain workers in the facilities in Italy are also represented by unions. We have experienced brief work stoppages from time to time at our plants in Italy, none of which have exceeded eight hours. Work stoppages are relatively common occurrences at many Italian manufacturing plants and are usually related to national or local issues, not necessarily related specifically to Knoll. We had 4 such work stoppages in 2012, with a duration of 32 hours in total. None of these work stoppages were unique to us, and these work stoppages have not materially affected our performance.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are made available free of charge through the "Investors Relations" section of our website at www.knoll.com, as soon as practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

RISK FACTORS

Risks Related to our Business

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales are significantly impacted by the level of corporate spending primarily in North America, which, in turn, is a function of the general economic environment. In a recessionary economy like we have experienced in recent history, business confidence, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. In addition, a recessionary economy may also result in saturation of the market by "just new" used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for almost half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of coverings, studio products, seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery.

Geopolitical uncertainties, terrorist attacks, acts of war, natural disasters, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

Weakness in the economy or uncertainty in the financial markets may adversely affect our results of operations and financial condition, as well as the financial soundness of our customers and suppliers.

In recent history, the global capital and credit markets have experienced a period of unprecedented turmoil and upheaval, characterized by the bankruptcy, failure, collapse or sale of various financial institutions. Our ability to access capital may be restricted at a time when we would like, or need, to access financial markets. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may negatively affect our customers' and our suppliers' ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers' needs and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers' or suppliers' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms on us. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may adversely affect our earnings and cash flow.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

We compete with our competitors on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, particularly in the Office segment. This price competition impacts our ability to implement price increases or, in some cases, maintain prices, which could lower our profit margins.

Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer. The loss of the services of Mr. Cogan or other key members of our management team could seriously harm our efforts to successfully implement our business strategy.

While we currently maintain a key person life insurance policy with respect to Mr. Cogan, this insurance may not be sufficient to compensate us for any harm to our business resulting from loss of his services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Steel, plastics, wood related materials, and leather are the main raw materials used in our products. The prices and availability of raw materials are subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers' allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in currency exchange rates and worldwide price levels. We can be significantly impacted by price increases in these raw materials.

Although no supplier is the only available source for a particular component or raw material, some of our products and components are extremely specialized and, therefore, it can take a significant amount of time and money to move from one supply source to another. Any failure to obtain raw materials and components on a timely basis, or any significant delays or interruptions in the supply of raw materials or components, could prevent us from being able to produce products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We are affected by the cost of energy and increases in energy prices could reduce our margins and profits.

The profitability of our operations is sensitive to the cost of energy through our transportation costs, the cost of petroleum-based materials, like plastics, and the cost of operating our manufacturing facilities. Energy costs have been volatile in recent years due to changes in global supply and demand. Although we have been successful in countering energy price increases, primarily through our global sourcing initiatives and continuous improvement programs, we have not been able to offset these costs entirely. Recent increases in energy prices negatively impacted our gross margins and profitability for 2012 and may continue in the future.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts, particularly in the Office segment. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate, generally, under one-year, non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable and may suffer from the lack of available credit. While we are not significantly dependent on any single dealer, our largest dealer accounted for 6.7% of our North American sales in 2012. If dealers go out of business or are restructured, we may suffer losses because they may not be able to pay us for products previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. Establishing a viable dealer in a market can take a significant amount of time and resources. The loss or termination of a significant dealer or a significant number of dealer relationships could cause significant difficulties for us in marketing and distributing our products, resulting in a decline in our sales.

Currently one of our largest clients is the U.S. government, a relationship that is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business.

For the year ended December 31, 2012, we derived approximately 11.7% of our revenue from sales to various agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance and compliance with complex procurement laws. Until recently, federal procurement laws required government agencies to purchase furniture products from Federal Prison Industries, Incorporated. If these or similar laws would be re-instituted, it would make it more difficult for us to sell our furniture to agencies and departments of the U.S. government.

In addition, the U.S. government typically can terminate or modify its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or certain criminal offenses, we could be suspended or debarred from all further government contracting. Given the percentage of our revenues represented by sales to the U.S. government in 2012, any factors that would negatively impact our relationship with the U.S. government would adversely impact our sales and results of operations.

Given the significance of our governmental business, we are sensitive to decreases in governmental spending. Federal, state and local government budgets have experienced deficits recently and are under significant pressure to reduce spending. These spending pressures have resulted in, and may continue to result in, decreased furniture spending, which has negatively impacted (and may continue to negatively impact) our governmental sales.

Our efforts to diversify our sources of revenue may not be effective and may expose us to new risks.

Historically, the majority of our revenues were derived from the sales of office systems in North America. We have pursued a strategy to diversify our sources of revenue and reduce our dependence on North American office system sales by, for example, growing our seating, international, and specialty businesses. While we believe that this strategy enables us to better maintain and grow our sales and profitability during cyclical ups and downs in the industry, there can be no assurance that this diversification strategy will be effective in achieving these goals. Our diversification strategy involves the continued expansion of our specialty businesses, and business growth internationally, which may expose us to business risks that we have not experienced. We also may incur significant costs in pursuing our diversification strategy, and those costs may not be fully offset by increased revenues associated with new business lines.

We operate with leverage, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

As of December 31, 2012, we had total consolidated outstanding debt of approximately $193.0 million under our revolving credit facility.

On February 3, 2012, we amended and restated our existing credit facility, dated June 29, 2007, with a new $450.0 million revolving credit facility maturing on February 3, 2017. We are permitted to expand our revolving credit facility by an additional $200.0 million, subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants.

At December 31, 2012, if we were to borrow the maximum available to us under our credit facility and those of our foreign subsidiaries, we would have total consolidated outstanding debt of approximately $461.8 million. The high level of our indebtedness could have important consequences to holders of our common stock, given that:

- a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;
- our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our credit facility; and
- the terms of our credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our revolving credit facility prevents us and our subsidiaries from incurring any additional indebtedness other than (i) borrowings under our existing revolving credit facility; (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in the credit facility, including, without limitation, purchase money indebtedness and capital lease obligations, indebtedness incurred in connection with a permitted acquisition, and loans obtained through an expansion of the facility, all of which cannot exceed $250.0 million at any time, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our revolving credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our revolving credit facility could result in a default thereunder. If payments to the lenders under our revolving credit facility were to be accelerated, our assets could be insufficient to repay in full the indebtedness under our credit facility and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our subsidiaries' assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling, information technology upgrades and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures, which may negatively affect our profitability.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties' intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may have filed for patent protection which is not, at the time of our evaluation, a matter of public knowledge. Our efforts to identify and avoid infringing third parties' intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location expires April 30, 2015. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations and have experienced a number of brief work stoppages at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Product defects could adversely affect our results of operations.

Our customers may encounter product defects that could potentially arise in the course of our development of new products or due to manufacturing problems. If product defects do arise, we could incur product warranty costs, product liability costs and costs associated with recalling and repairing defective products. While we maintain a reserve for our product warranty costs based on estimates of the costs that may be incurred under the warranties on all of our products, our actual warranty costs may exceed this reserve, resulting in a need to increase the amounts accrued for warranty costs. We also maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall. Sales of our products could be adversely affected by excessive warranty claims, product recalls and adverse perceptions of product quality. As a result of these factors, product defects could have a material adverse effect on our results of operations.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products and report our financial results in U.S. dollars, but we generate some of our revenues and pay some of our expenses in other currencies. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits.

In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 12.7% of our revenues in 2012 and 33.8% of our cost of goods sold in 2012 were denominated in currencies other than the U.S. dollar. From time to time we review our foreign currency exposure and evaluate whether we should hedge our exposure.

Pension costs or funding requirements could increase at a higher than anticipated rate.

We administer two defined benefit pension plans, which hold significant amounts of equity securities. Changes in interest rates or other plan assumptions or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs which could increase future funding requirements of our pension plans and have a negative impact on our results of operations, financial condition and cash flows. Our future funding obligations also are affected by the Pension Protection Act of 2006 ("PPA"), which established certain required funding targets. Volatility in the economic environment and/or a decline in the equity markets could cause the value of investment assets held by our pension plans to decline. As a result, we may be required to increase the amount of our cash contributions to our pension plans in order to meet the funding level requirements of the PPA.

We are in the process of implementing a new enterprise resource planning system, and problems with the design or implementation of this system could interfere with our business and operations.

We are engaged in a multi-year implementation of a new global enterprise resource planning system (ERP). The ERP is designed to accurately maintain the company's books and records and provide information to the company's management team important to the operation of the business. The company's ERP has required, and will continue to require, the investment of significant human and financial resources. We may not be able to successfully implement the ERP without experiencing delays, increased costs and other difficulties. If we are unable to successfully design and implement the new ERP system as planned, our financial positions, results of operations and cash flows could be negatively impacted.

We may not be able to successfully integrate acquired businesses, which may result in an inability to realize the anticipated benefits of our acquisitions.

One of our key operating strategies is to selectively pursue acquisitions. We have made a number of acquisitions in the past and we expect that a portion of our future growth may come from such transactions. We evaluate potential acquisitions on an ongoing basis. However, we may not be able to identify suitable acquisition candidates at prices we consider attractive. Further, our ability to successfully integrate acquired businesses could be negatively impaired because of difficulties, costs and delays that may include:

- Negative impacts on employee morale and performance as a result of job changes and reassignments;
- Unforeseen difficulties, costs or complications in integrating the companies' operations, which could lead to us not achieving the synergies we anticipate;
- Unanticipated incompatibility of systems and operating methods;
- Resolving possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures;
- The diversion of management's attention from ongoing business concerns and other strategic opportunities;
- Unforeseen difficulties in operating acquired business in parallel with similar businesses that we operated previously;
- Unforeseen difficulties in operating businesses we have not operated before;
- Unanticipated difficulty of integrating multiple acquired businesses simultaneously;
- The retention of key employees and management of acquired businesses;
- The coordination of geographically separate organizations;
- The coordination and consolidation of ongoing and future research and development efforts; and
- Possible tax costs or inefficiencies associated with integrating the operations of a combined company.

In connection with any acquisition that we make, there may be liabilities that we fail to discover or that we inadequately assess. Acquired entities may not operate profitably or result in improved operating performance. Additionally, we may not realize anticipated synergies. If our acquisitions perform poorly, our business and financial results could be adversely affected.

We recently announced a program of strategic investments and multi-year initiatives. If we experience delays or complications in implementing these programs, or if these programs are not as successful as we expect, it could negatively impact our financial position and results of operations.

We recently announced the implementation of an aggressive program of strategic investments and multi-year initiatives intended to enable us to achieve our operating goals of over $1.0 billion in annual revenues and over 12% operating profit margins. These initiatives will require the company to make significant investments, primarily in 2013 and 2014, in an effort to drive our longer-term revenue and profitability goals. We may not be successful in the implementation of these initiatives and we may experience delays, increased costs and other difficulties and never achieve our revenue growth or profit goals, or achieve them later than currently planned. Any delays or failures in the implementation or success of these initiatives will have a negative impact on our financial position and results of operations.

Risks Related to Our Common Stock

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Upon any change in control, the lenders under our revolving credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the price at which you purchased them due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors. Some specific factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results or future prospects, including actual or perceived fluctuations in the demand for our products;
- our announcements or our competitors' announcements of new products;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic actions by us or our competitors, such as acquisitions, joint ventures, strategic investments, or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;

- changes in our growth rates or our competitors' growth rates;
- our inability to raise additional capital;
- conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;
- sales of common stock by us or members of our management team; and
- changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

ITEM 1B. UNRESOLVED STAFF COMMENTS

- None

ITEM 2. PROPERTIES

We operate over 3,302,000 square feet of facilities, including manufacturing plants, warehouses and sales offices. Of these facilities, we own approximately 2,424,000 square feet and lease approximately 843,000 square feet. Our manufacturing plants are located in East Greenville, Pennsylvania, Grand Rapids and Muskegon, Michigan, Toronto, Canada, and Foligno and Graffignana, Italy. The location, square footage, and use of the facilities as of December 31, 2012 are shown below.

Owned Locations	Square Footage	Use
East Greenville, Pennsylvania	735,000(1)	Corporate Headquarters, Manufacturing, Warehouses, and Administration
Grand Rapids, Michigan	545,000(1)	Manufacturing, Distribution, and Administration
Muskegon, Michigan	368,000(1)	Manufacturing and Administration
Toronto, Canada	408,000	Manufacturing, Distribution, Warehouses, and Administration
Foligno, Italy	258,000	Manufacturing, Distribution, Warehouses, and Administration
Graffignana, Italy	110,000	Manufacturing, Distribution, Warehouses, and Administration

Leased Locations	Square Footage	Use
East Greenville, Pennsylvania	227,000(2)	Warehouses, Distribution
Muskegon, Michigan	105,000	Manufacturing
Toronto, Canada	170,000	Manufacturing, Warehouses, Distribution and Administration
Knoll, Europe—various locations	39,000	Sales Offices, Administration, and Warehouses
New Milford, Connecticut	55,000	Manufacturing and Administration (Edelman Leather)
Getzville, New York	31,000	Manufacturing and Administration (Spinneybeck)
Miscellaneous Showrooms	251,000	Sales Offices

(1) Facilities are encumbered by mortgages securing indebtedness under our revolving credit facility.

(2) Included in this number is 142,000 square feet related to three warehouses that have been subleased to a third party logistics provider and serve as our northeast distribution center.

We believe that our plants and other facilities are sufficient for our needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are subject to litigation or other legal proceedings arising in the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividend Policy

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 14, 2004, the date of our initial public offering, under the symbol "KNL." As of February 22, 2013, there were approximately 116 stockholders of record of our common stock.

The following table sets forth, for the periods indicated, high and low sales prices for the common stock as reported by the NYSE.

	High	Low
Fiscal year ended December 31, 2012		
First quarter	$17.52	$13.98
Second quarter	$16.69	$11.96
Third quarter	$16.37	$12.86
Fourth quarter	$15.50	$12.99

	High	Low
Fiscal year ended December 31, 2011		
First quarter	$21.74	$16.12
Second quarter	$22.73	$16.62
Third quarter	$21.78	$12.59
Fourth quarter	$16.44	$12.71

We declared and paid cash dividends of $0.44 per share and $0.36 per share during the years ended December 31, 2012 and 2011, respectively. On February 6, 2013, our board of directors declared a cash dividend of $0.12 per share on our common stock payable on March 28, 2013 to shareholders of record on March 15, 2013. The declaration and payment of future dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our revolving credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our ability to pay dividends will also depend on the requirements of any future financing agreements to which we may be a party. Our board of directors intends to evaluate our dividend policy quarterly in reference to these factors.

Performance Graph

The following line graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poor's 500 Stock Index and with the cumulative total return on a peer group of companies selected by us for the period commencing on December 31, 2007 and ending on December 31, 2012. Our share price at the beginning of the measurement period is $16.43 per share. The graph and table assume that $100 was invested on December 31, 2007 in each of our common stock, the stock of our peer group, and the S&P 500 Index, and that all dividends were reinvested. Cumulative total stockholder returns for our common stock, the S&P 500 Index, and the stock of our peer group are based on our fiscal year. Our peer group is made up of two publicly-held manufacturers of office furniture, Herman Miller, Inc. and Steelcase, Inc. The stock performance on the graph below does not necessarily indicate future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Knoll, Inc., the S&P 500 Index, and a Peer Group


$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Knoll, Inc.
S&P 500
Peer Group

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
Knoll, Inc.	**100.00**	**57.06**	**66.99**	**109.39**	**99.38**	**105.98**
S&P 500	**100.00**	**63.00**	**79.67**	**91.67**	**93.61**	**108.59**
Peer Group	**100.00**	**39.58**	**48.13**	**78.32**	**57.15**	**80.09**

* The performance graph and the related chart should not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934 or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

Issuer Purchases of Equity Securities

The following is a summary of share repurchase activity during the three months ended December 31, 2012.

On August 17, 2005, our board of directors approved a stock repurchase program (the "Options Proceeds Program"), whereby they authorized us to purchase shares of our common stock in the open market using the cash proceeds received by us upon exercise of outstanding options.

On February 2, 2006, our board of directors approved an additional stock repurchase program, pursuant to which we are authorized to purchase up to $50.0 million of our common stock in the open market, through privately negotiated transactions, or otherwise. On February 4, 2008, our board of directors expanded this previously authorized $50.0 million stock repurchase program by an additional $50.0 million.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of publicly Announced Plans or Programs	Maximum Dollar Value of Shares that may yet be Purchased Under the Plans or Programs(1)
October 1, 2012 - October 31, 2012	72,658(2)	14.02	—	32,352,413
November 1, 2012 - November 30, 2012	3,436(3)	14.86	3,436	32,352,413
December 1, 2012 - December 31, 2012	9,699(3)	14.48	9,699	32,352,413
Total	85,793		13,135	

(1) There is no limit on the number or value of shares that may be purchased by us under the Options Proceeds Program. Under our $50.0 million stock repurchase program, which was expanded by an additional $50.0 million in February of 2008, we are only authorized to spend an aggregate of $100.0 million on stock repurchases. Amounts in this column represent the amounts that remain available under the $100.0 million stock repurchase program as of the end of the period indicated. There is no scheduled expiration date for the Option Proceeds Program or the $100.0 million stock repurchase program, but our board of directors may terminate either program in the future.

(2) On October 21, 2012, 157,500 shares of outstanding restricted stock vested. Concurrently with the vesting, 72,658 shares were forfeited by the holders of the vested restricted shares to cover applicable taxes paid on the holders' behalf by the Company.

(3) These shares were purchased under the Options Proceeds Program.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this Form 10-K. The selected consolidated financial data for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012 are derived from our audited financial statements included elsewhere in this Form 10-K. The selected consolidated financial data for the years ended December 31, 2008 and 2009 and as of December 31, 2008, 2009 and 2010 are derived from our audited financial statements not included in this Form 10-K.

	Years Ended December 31, (dollars in thousands, except per share data)				
	2008	2009	2010	2011	2012
Consolidated Statements of Operations and Comprehensive Income Data:					
Sales	$ 1,120,147	$ 780,033	$ 809,467	$ 922,200	$ 887,499
Cost of sales	725,078	510,590	545,118	627,803	593,149
Gross profit	395,069	269,443	264,349	294,397	294,350
Selling, general and administrative expenses	245,032	195,058	192,460	202,075	206,449
Restructuring and other charges	4,625	11,959	7,565	696	—
Curtailment benefit	—	1,063	338	5,445	—
Operating profit	145,412	63,489	64,662	97,071	87,901
Interest expense	16,289	13,862	17,436	9,753	6,350
Other (income) expense, net	(3,679)	5,832	6,379	(1,508)	3,215
Income before income tax expense	132,802	43,795	40,847	88,826	78,336
Income tax expense	47,890	16,442	12,823	30,815	28,335
Net income	$ 84,912	$ 27,353	$ 28,024	$ 58,011	$ 50,001
Per Share Data:					
Earnings per share:					
Basic	$ 1.82	$ 0.60	$ 0.61	$ 1.25	$ 1.07
Diluted	$ 1.82	$ 0.60	$ 0.61	$ 1.24	$ 1.06
Cash dividends declared per share:	$ 0.48	$ 0.18	$ 0.12	$ 0.36	$ 0.44
Weighted-average shares of common stock outstanding:					
Basic	46,570,272	45,403,401	45,600,043	46,249,571	46,634,834
Diluted	46,694,340	45,413,770	45,970,680	46,835,712	47,059,186

	As of December 31, (in thousands)				
	2008	2009	2010	2011	2012
Consolidated Balance Sheet Data:					
Working capital	$ 65,228	$ 60,613	$ 69,242	$ 81,765	$ 82,577
Total assets	697,660	655,620	687,432	688,091	695,053
Total long-term debt, including current portion	337,379	295,305	245,135	212,000	193,000
Total liabilities	653,041	566,058	561,046	522,668	506,953
Total stockholders' equity	44,619	89,562	126,386	165,423	188,100

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations provides an account of our financial performance and financial condition that should be read in conjunction with the accompanying audited consolidated financial statements.

Forward-looking Statements

This annual report on Form 10-K contains forward-looking statements, principally in the sections entitled "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk." Statements and financial discussion and analysis contained in this Form 10-K that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. This includes, without limitation, our statements and expectations regarding any current or future recovery in our industry and publicly announced plans for increased capital and investment spending to achieve our long-term revenue and profitability growth goals.. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described in Item 1A and in Item 7A of this annual report on Form 10-K; changes in the financial stability of our clients or the overall economic environment, resulting in decreased corporate spending and service sector employment; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; changes in business strategies and decisions; competition from our competitors; our ability to recruit and retain an experienced management team; changes in raw material prices and availability; restrictions on government spending resulting in fewer sales to the U.S. government, one of our largest customers; our debt restrictions on spending; our ability to protect our patents, copyrights and trademarks; our reliance on furniture dealers to produce sales; lawsuits arising from patents, copyrights and trademark infringements; violations of environment laws and regulations; potential labor disruptions; adequacy of our insurance policies; the availability of future capital and the cost of borrowing; the overall strength and stability of our dealers, suppliers, and customers; access to necessary capital; the success of our design and implementation of a new enterprise resource planning system; and currency rate fluctuations. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this Form 10-K are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and the rules and regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

We design, manufacture, market and sell furnishings and accessories, textiles, fine leathers, and felt, for the workplace and home. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products and a brand recognized for high quality and a sophisticated image. Our products are targeted at the middle to upper end of the market and are sold primarily in North

America and Europe through a direct sales force and a broad network of independent dealers and retailers.

We operate under a management philosophy that incorporates a collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. We believe the strength of our brand and our products, combined with this operating philosophy, leads to superior financial performance for our stakeholders.

In 2012, according to our industry trade association, The Business and Institutional Furniture Manufacturer's Association, or BIFMA, industry sales and orders contracted 1.1% and 1.7%, respectively, when compared with 2011. We believe the uncertainty in the economy, especially the uncertainty surrounding the fiscal issues being debated in Congress and by local governments across the country, has caused many clients and potential clients to be more cautious in their furniture spending. We believe this is one of the primary reasons the industry saw sales and orders decrease year-over-year in 2012.

During 2012, our sales decreased 3.8% when compared with the prior year. This decline in sales for 2012 can be mainly attributed to decreased purchases from the federal government and financial services clients, as our sales to commercial clients actually grew in 2012. The poor economic conditions in Europe also negatively impacted our Studio segment sales, which impacted our overall sales.

During 2012, we generated operating profit of $87.9 million, or 9.9% of net sales, compared to operating profit of $97.1 million, or 10.5% of net sales, during 2011. During 2011, operating profit included a $5.4 million curtailment benefit primarily related to the modification of postretirement medical benefits. During 2012, we generated net income of $50.0 million, or $1.06 diluted earnings per share, compared to $58.0 million, or $1.24 diluted earnings per share, in 2011.

During 2012, we completed the acquisition of Richard Schultz Design, Inc., a designer and manufacturer of outdoor furniture for the residential, hospitality, and contract office furniture markets. The Schultz's designs were originally part of Knoll's collection but were subsequently spun-off in the early 1990s. We believe these iconic outdoor designs will benefit from our broader sales and distribution capability while simultaneously strengthening our designer and consumer offering in the outdoor furniture category.

We continued to aggressively manage our balance sheet during 2012. During the first quarter of 2012, we negotiated a new $450 million revolving credit facility that runs through February 3, 2017. We believe this new facility will give us the flexibility we need to meet our business needs for at least the next few years. See Note 10 of the consolidated financial statements included in this annual report on Form 10-K and our current report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2012 for further information regarding our new credit facility. As of December 31, 2012, our outstanding debt was $193.0 million. Since the end of 2007, we have reduced our outstanding debt by $175.6 million and we remain comfortably in compliance with all of our bank covenants.

During 2012, we used free cash to pay dividends to our shareholders totaling $20.5 million. This represents an increase of $3.9 million when compared with 2011. During the third quarter of 2012, we increased our quarterly dividend from $0.10 per share to $0.12 per share. We also spent $16.5 million on capital expenditures in 2012. Capital expenditures were slightly higher when compared with 2011 mainly due to our continued implementation of a new enterprise resource planning system.

We expect sales demand to be flat going into 2013 as we continue to face historically high vacancy rates, economic uncertainty and depressed business confidence. However, commercial construction data, the Architecture Billings Index, and improvement in the job markets, suggest the foundation is building for a stronger 2014 and 2015. We recently announced an aggressive program of strategic investments and initiatives commencing in 2013 to grow our revenues to over $1.0 billion annually while generating operating profit margins above 12%. The program consists of four key pieces: (1) to maximize our office segment profitability; (2) target under penetrated and emerging categories and markets for growth; (3) expand our reach into consumer and decorator channels around the world; and (4) invest in the Knoll brand. In total to fund these investments we expect operating expenses as a percent of sales to increase in the next few years by approximately 200 to 300 basis points annually. Capital expenditures also could increase by as much as $20.0 million in 2013 and then stabilize in the $25.0 million range for the next few years. While we expect these initiatives to negatively impact profits in the short-term, we believe this program is in the best interest of all our stakeholders long-term and will position us well for expansion and growth during 2014 and 2015.

Segment Reporting

Our three reporting segments consist of: (1) Office, which includes our systems, seating, storage, tables, desks and *KnollExtra*® ergonomic accessories as well as the international sales of our North American Office products; (2) Studio, which includes *KnollStudio*®, Knoll Europe (where over half our sales consist of *KnollStudio*® products) and *Richard Schultz*® *Design*; and (3) Coverings, which includes *KnollTextiles*®, *Edelman*® *Leather*, and *Spinneybeck*® *Leather* (including *Filfelt*). We sometimes refer to our Studio and Coverings segments collectively as our specialty businesses. These businesses generally provide our most profitable sales and we will continue our efforts to grow these segments. See Note 18 of our consolidated financial statements contained in this annual report on Form 10-K for further information regarding the business segments.

Results of Operations

Years ended December 31, 2011 and 2012

	Three Months Ended				Twelve Months Ended	Three Months Ended				Twelve Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	December 31, 2012
	(in thousands, except statistical data) (unaudited)									
Consolidated Statements of Operations and Comprehensive Income Data:										
Sales	$220,858	$238,650	$239,543	$223,148	$922,200(1)	$196,662	$221,018	$219,794	$250,026	$887,499(1)
Gross profit	68,401	76,493	78,851	70,650	294,397(1)	63,053	74,407	74,216	82,675	294,350(1)
Operating profit	20,914	23,325	25,015	27,814	97,071(1)	15,452	20,803	23,522	28,126	87,901(1)
Interest expense	4,017	3,372	1,226	1,138	9,753	1,506	1,637	1,635	1,572	6,350
Other (income) expense, net	2,328	275	(4,077)	(35)	(1,508)(1)	2,200	(1,262)	2,786	(509)	3,215
Income tax expense	5,367	6,703	9,477	9,268	30,815	4,489	7,373	6,904	9,570	28,335(1)
Net income	$ 9,202	$ 12,975	$ 18,389	$ 17,443	$ 58,011(1)	$ 7,257	$ 13,055	$ 12,197	$ 17,493	$ 50,001(1)
Statistical and Other Data:										
Sales growth from comparable prior year	26.0%	24.1%	18.5%	−6.9%	13.9%	−11.0%	−7.4%	−8.2%	12.0%	−3.8%
Gross profit margin	31.0%	32.1%	32.9%	31.7%	31.9%	32.1%	33.7%	33.8%	33.1%	33.2%

(1) Results do not add due to rounding

Sales

Sales for 2012 were $887.5 million, a decrease of $34.7 million, or 3.8%, from sales of $922.2 million for 2011. In 2012, systems continued to represent the largest percentage of our overall sales. Geographically, our European sales declined 9.9% compared to North America which declined 3.2%. The decline in European sales was driven primarily by the overall poor economic conditions in Europe. From a product perspective, we experienced our largest percentage sales decline in seating during 2012. We believe these sales declines were driven primarily by a reduction in government spending and reduced purchases by financial services clients in 2012. Despite the reduced seating sales, our Generation family of products grew in 2012 and continued to gain market share.

During the first three quarters of 2012, sales declined on a year-over-year basis. During the fourth quarter of 2012, we experienced a 12.0% growth in our sales year-over-year as we shipped several large projects. During the fourth quarter of 2012, sales increased in all three of our business segments.

Sales to governmental entities and agencies continued to represent a large portion of our overall sales in 2012. However, these sales declined on a year-over-year basis during 2012. This decline was a significant factor in our overall lower sales for 2012. Approximately 16.2% of our 2012 sales were to federal, state and local governmental entities and related agencies as compared to 19.5% in 2011.

Gross Profit and Operating Profit

Gross profit for 2012 and 2011 was $294.4 million. Operating profit for 2012 was $87.9 million, a decrease of $9.2 million, or 9.5%, from operating profit of $97.1 million for 2011. Operating profit during the fourth quarter of 2011 includes a $5.4 million curtailment benefit primarily associated with the modification of the Company's post-retirement medical benefits.

As a percentage of sales, gross profit increased from 31.9% for 2011 to 33.2% for 2012. The largest contributors to this increase were a more profitable mix in our business, as we saw government shipments, which are generally contracted at higher discount rates, make up a smaller portion of our overall sales, and continuous improvement projects in our factories. Operating profit as a percentage of sales decreased from 10.5% in 2011 to 9.9% in 2012. Operating profit for 2011 includes a $5.4 million curtailment benefit primarily associated with the modification of the Company's post-retirement medical benefits.

Selling, general, and administrative expenses for 2012 were $206.4 million, or 23.3% of sales, compared to $202.1 million, or 21.9% of sales, for 2011. The increase in operating expenses during 2012 was in large part due to increased spending on growth initiative programs in our Studio and Coverings segments as well as technology infrastructure upgrades primarily associated with the design and implementation of a new enterprise resource planning system.

Interest Expense

Interest expense for 2012 was $6.4 million, a decrease of $3.4 million from interest expense of $9.8 million for 2011. The decrease in interest expense for the periods noted above is mainly due to our lower outstanding debt and the expiration of two interest rate swap agreements that expired on June 9, 2011. See Note 12 of the consolidated financial statements included in this annual report on Form 10-K for further information regarding the interest rate swaps. The annualized weighted average interest rate for 2012 was 2.4%. Taking into account payments on our interest rate swap agreements, the annualized weighted average interest rate for 2011 was 3.6%.

Other (Income) Expense, net

Other (income) expense in 2012 consisted of expense related to $2.8 million of foreign exchange losses, expense of $0.5 million related to the write-off of deferred financing fees in conjunction with our new senior credit facility completed in February of 2012, offset by $0.1 million of miscellaneous income. Other (income) expense in 2011 consisted of income of $2.7 million of foreign exchange gains, $0.4 million of miscellaneous income, offset by $1.6 million of miscellaneous expense related to a negative judicial ruling.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate was 36.2% for 2012 compared to 34.7% for 2011. Our effective tax rate is dependent upon the mix of pretax income in the countries in which we operate.

Business Segment Analysis

	2012	2011
SALES		
Office	$633,321	$664,132
Studio	147,550	152,724
Coverings	106,628	105,344
Knoll, Inc.	$887,499	$922,200
OPERATING PROFIT		
Office	$ 48,639	$ 46,614
Studio	21,786	23,022
Coverings	17,476	22,686
Subtotal	87,901	92,322
Restructuring and other charges primarily Office	—	696
Curtailment benefit	—	5,445
Knoll, Inc.(1)	$ 87,901	$ 97,071

(1) The Company does not allocate interest expense or other (income) expense, net to the reportable segments.

Net sales for the Office segment in 2012 were $633.3 million, a decrease of $30.8 million, or 4.6%, when compared with 2011. This decrease in the Office Segment for the year was the result of lower sales to government and financial services clients. Sales to commercial clients grew during 2012; however, this growth was not enough to offset the decline in government and financial services clients. Office segment sales in 2012 were also negatively impacted by $0.6 million due to changes in foreign exchange rates associated with the Canadian dollar compared to 2011. Operating profit for the Office segment was $48.6 million in 2012, an increase of $2.0 million, or 4.3%, when compared with 2011. As a percent of net sales, the Office segment operating profit was 7.7% for the year ended December 31, 2012 and 7.0% for the year ended December 31, 2011.

Net sales for the Studio segment in 2012 were $147.6 million, a decrease of $5.1 million, or 3.3%, when compared with 2011. Lower sales resulting primarily from the poor economic conditions in Europe more than offset the growth of Studio sales in North America for the year. European sales declined 9.5% in 2012 when compared to 2011. Studio segment sales in 2012 were negatively impacted by $4.0 million due to changes in foreign exchange rates associated with the Euro and the British pound compared to 2011. Operating profit for the Studio segment was $21.8 million, a decrease of $1.2 million, or 5.2%, when compared with 2011. As a percentage of net sales, the Studio segment operating profit was 14.8% for the year ended December 31, 2012 and 15.1% for the year ended December 31, 2011.

Net sales for the Coverings segment in 2012 were $106.6 million, an increase of $1.2 million, or 1.1%, when compared with 2011. The modest increase in sales in the Coverings segment can be mainly attributed to increased sales as a result of the acquisition of *Filzfelt*. The increase in the Covering segment sales in 2012 was offset by a negative impact of $0.4 million due to changes in foreign exchange rates compared to 2011. Operating profit for the Coverings segment was $17.5 million, a decrease of $5.2 million, or 22.9%, when compared to 2011. As a percentage of net sales, the Coverings segment operating profit was 16.4% for the year ended December 31, 2012 and 21.5% for the year ended December 31, 2011. Increased spending associated with growth initiatives in the Coverings segment, together with a one-time charge for inventory costs that were not being properly transferred to cost of goods sold due to a computer programming change, drove this decrease in year-over-year operating profit margin.

Years ended December 31, 2010 and 2011

	Three Months Ended				Twelve Months Ended	Three Months Ended				Twelve Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	December 31, 2011
	(in thousands, except statistical data) (unaudited)									
Consolidated Statement of Operations Data:										
Sales	$175,259	$192,275	$202,149	$239,784	$809,467	$220,858	$238,650	$239,543	$223,148	$922,200(1)
Gross profit	56,661	63,040	67,452	77,196	264,349	68,401	76,493	78,851	70,650	294,397(1)
Operating income	9,408	11,940	19,109	24,205	64,662	20,914	23,325	25,015	27,814	97,071(1)
Interest expense	4,153	4,410	4,877	3,996	17,436	4,017	3,372	1,226	1,138	9,753
Other income (expense), net	(1,413)	2,318	(4,274)	(3,010)	(6,379)	(2,328)	(275)	4,077	35	1,508(1)
Income tax expense	1,627	1,172	3,618	6,406	12,823	5,367	6,703	9,477	9,268	30,815
Net income	$ 2,215	$ 8,676	$ 6,340	$ 10,793	$ 28,024	$ 9,202	$ 12,975	$ 18,389	$ 17,443	$ 58,011(1)
Statistical and Other Data:										
Sales growth from comparable prior year	−17.6%	−4.9%	11.5%	30.4%	3.8%	26.0%	24.1%	18.5%	−6.9%	13.9%
Gross profit margin	32.3%	32.8%	33.4%	32.2%	32.7%	31.0%	32.1%	32.9%	31.7%	31.9%

(1) Results do not add due to rounding

Sales

Sales for 2011 were $922.2 million, an increase of $112.7 million, or 13.9%, from sales of $809.5 million for 2010. The industry as a whole saw sales increase 13% in 2011, as reported by BIFMA, and our growth was consistent with the industry. Our systems product category experienced the largest increase for the year, up 24.6% when compared with 2010. In 2011, systems continued to represent the largest percentage of our overall sales. Geographically, our European sales lagged the growth in North America as a result of the declining economic conditions in Europe.

Sales to governmental entities and agencies continued to represent a large portion of our overall sales however, these sales, declined on a year-over-year basis during the fourth quarter of 2011. This decline was a significant factor in our lower sales for the fourth quarter 2011. Approximately 21.0% of our 2011 sales were to federal, state and local governmental entities and related agencies.

Gross Profit and Operating Profit

Gross profit for 2011 was $294.4 million, an increase of $30.1 million, or 11.4%, from gross profit of $264.3 million for 2010. Operating profit for 2011 was $97.1 million, an increase of $32.4 million, or 50.1%, from operating profit of $64.7 million for 2010. Included in operating profit for 2011 was a $5.4 million curtailment benefit primarily related to the modification of our postretirement medical benefits.

As a percentage of sales, gross profit decreased from 32.7% for 2010 to 31.9% for 2011. The largest contributors to this decline were materials and transportation inflation. The strengthening of the Canadian dollar during 2011 also negatively affected our gross margin. Operating profit as a percentage of sales increased from 8.0% in 2010 to 10.5% in 2011. Operating profit for 2011 included restructuring charges of $0.7 million compared to $7.6 million in 2010.

Selling, general, and administrative expenses for 2011 were $202.1 million, or 21.9% of sales, compared to $192.5 million, or 23.8% of sales, for 2010. The increase in operating expenses during 2011 was in large part due to increased commissions and incentive compensation based upon the higher sales volumes as well as $1.7 million of expenses related to technology infrastructure upgrades.

During 2011, we incurred restructuring charges of approximately $0.8 million. These charges included $0.2 million of employee termination costs and $0.6 million of costs associated with facility realignment. These charges were offset by a $0.1 million adjustment to a previous accrual. During 2010, we incurred restructuring charges of approximately $7.6 million. These charges included $3.7 million of employee termination costs, $3.0 million of costs associated with the write-off of fixed assets that we determined had no future benefit, and $0.9 million of costs related to facility realignment.

Interest Expense

Interest expense for 2011 was $9.8 million, a decrease of $7.6 million from interest expense of $17.4 million for 2010. The decrease in interest expense for the periods noted above is mainly due to our lower outstanding debt and the expiration of our remaining two interest rate swap agreements on June 9, 2011. See Note 12 of the consolidated financial statements included in this annual report on Form 10-K for further information regarding the interest rate swaps. The annualized weighted average interest rate for 2011 was 3.6%. The annualized weighted average interest rate for the same period of 2010 was 5.8%.

Other (Income) Expense, net

Other income for 2011 was $1.5 million which included $2.7 million of foreign exchange gains, partially offset by $1.6 million of expense related to a negative judicial ruling, and $0.4 million of miscellaneous income. Other expense for 2010 was $6.4 million, comprised primarily of $5.5 million of foreign exchange losses, a $1.2 million non-cash expense related to the ineffective portion of our interest rate swaps, offset by $0.3 million of miscellaneous income.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate was 34.7% for 2011 compared to 31.4% for 2010. During 2010, we recorded a $2.5 million tax benefit related to foreign tax credits that was recognized as a discrete item due to amended tax returns being filed during the second quarter of 2010. Without this benefit, our tax rate for 2010 would have been 37.5%.

Business Segment Analysis

	2011	2010
SALES		
Office	$664,132	$562,304
Studio	152,724	151,917
Coverings	105,344	95,246
Knoll, Inc.	$922,200	$809,467
OPERATING PROFIT		
Office	$ 46,614	$ 32,628
Studio	23,022	20,880
Coverings	22,686	18,381
Subtotal	92,322	71,889
Restructuring and other charges—primarily Office	696	7,565
Curtailment benefit	5,445	338
Knoll, Inc.(1)	$ 97,071	$ 64,662

(1) The Company does not allocate interest expense or other (income) expense, net to the reportable segments.

Net sales for the Office segment in 2011 were $664.1 million, an increase of $101.8 million, or 18.1%, when compared with 2010. The majority of this increase was attributable to the increase in our systems sales when compared with 2010. The remaining increase was mainly from sales of our storage and other complementary products. Office segment sales in 2011 were positively impacted by $2.2 million due to changes in foreign exchange rates associated with the Canadian dollar compared to 2010. Operating profit for the Office segment was $46.6 million in 2011, an increase of $14.0 million, or 42.9%, when compared with 2010. As a percent of net sales, the Office segment operating profit was 7.0% for the year ended December 31, 2011 and 5.8% for the year ended December 31, 2010.

Net sales for the Studio segment in 2011 modestly increased to $152.7 million from $151.9 million during 2010. Less large project activity in Europe tempered growth in our Studio segment during 2011. Studio segment sales in 2011 were positively impacted by $3.6 million due to changes in foreign exchange rates associated with the Euro and the British pound compared to 2010. Operating profit for the Studio segment was $23.0 million, an increase of $2.1 million, or 10.0%, when compared with 2010. European sales declined 9.1% in 2011 when compared to 2010. As a percent of net sales, the Studio segment operating profit was 15.1% for the year ended December 31, 2011 and 13.8% for the year ended December 31, 2010.

Net sales for the Coverings segment in 2011 were $105.3 million, an increase of $10.1 million, or 10.6%, when compared with 2010. *KnollTextiles* experienced the largest growth during the year followed by *Edelman Leather* and *Spinneybeck*. Coverings segment sales during 2011 were positively impacted by $0.4 million due to changes in foreign exchange rates compared to 2010. Operating profit for the Coverings segment was $22.7 million, an increase of $4.3 million, or 23.4%, when compared to 2010. As a percent of net sales, the Coverings segment operating profit was 21.5% for the year ended December 31, 2011 and 19.3% for the year ended December 31, 2010.

Liquidity and Capital Resources

The following table highlights certain key cash flows and capital information pertinent to the discussion that follows:

	2012	2011	2010
		(in thousands)	
Cash provided by operating activities	$ 70,568	$ 66,921	$ 89,632
Capital expenditures, net	16,545	15,175	8,312
Cash used in investing activities	23,001	16,332	9,037
Purchase of common stock for treasury	4,676	15,026	12,073
Proceeds from revolving credit facilities	562,000	334,000	213,000
Repayment of revolving credit facilities	581,000	367,000	263,000
Payment of dividends	20,537	16,658	5,496
Proceeds from issuance of common stock	1,091	13,238	9,737
Cash used in financing activities	45,791	49,913	57,487

Historically, we have carried significant amounts of debt, and cash generated by operating activities has been used to fund working capital, capital expenditures, repurchase shares, pay quarterly dividends and make payments of principal and interest on our indebtedness. Our capital expenditures are typically for new product tooling and manufacturing equipment. These capital expenditures support new products and continuous improvements in our manufacturing processes. In addition, we began growth initiative programs in our Studio and Coverings segments which increased our capital spending during 2012 as well as our continued expenditures related to our technology infrastructure upgrades with the implementation of a new enterprise resource planning system. At December 31, 2012, cash held outside of the United States was $28.2 million.

In February 2013, we announced a three year plan of strategic investments and initiatives intended to enable us to achieve our revenue and operating profit margin goals of over $1.0 billion in revenues and over 12% operating margins. This plan will require increased expenditures, primarily in 2013, and we expect these increases to negatively impact short-term profits. However, we believe these are the right investments to achieve our long-term goals.

Cash provided by operating activities was $70.6 million in 2012, $66.9 million in 2011, and $89.6 million in 2010. For the year ended December 31, 2012, cash provided by operating activities consisted of $82.7 million from net income, plus various non-cash charges which included $10.4 million of stock compensation expense and a $0.5 million write-off of deferred financing fees, and $12.1 million of unfavorable changes in assets and liabilities. For the year ended December 31, 2011, cash provided by operating activities consisted of $80.1 million from net income, plus various non-cash charges which included a $5.4 million curtailment benefit primarily related to the modification of the Company's post-retirement medical benefits and $13.2 million of unfavorable changes in assets and liabilities.

For the year ended December 31, 2012, we used available cash, including $70.6 million cash from operating activities to repay $19.0 million of debt, fund $16.5 million in capital expenditures, fund dividend payments to shareholders totaling $20.5 million, and to fund working capital. During the third quarter of 2012 we increased our quarterly dividend from $0.10 per share to $0.12 per share. For the year ended December 31, 2011, we used available cash, including the $66.9 million of cash from operating activities to repay $33.1 million of debt, fund $15.2 million in capital expenditures, fund dividend payments to shareholders totaling $16.7 million, and to fund working capital.

We use our revolving credit facility in the ordinary course of business to fund our working capital needs and, at times, make significant borrowings and repayments under the facility depending on our cash needs and availability at such time. As of December 31, 2012, there was approximately $193.0 million outstanding under the facility, compared to $212.0 million outstanding under the facility as of

December 31, 2011. Borrowings under the revolving credit facility may be repaid at any time, but no later than February 2017. See Note 10 of the consolidated financial statements included in this Form 10-K for further information regarding this amended facility.

Our revolving credit facility requires that we comply with two financial covenants: our consolidated leverage ratio, defined as the ratio of total indebtedness to consolidated EBITDA (as defined in our credit agreement) for a period of four fiscal quarters, cannot exceed 4 to 1, and our consolidated interest coverage ratio, defined as the ratio of our consolidated EBITDA (as defined in our credit agreement) for a period of four fiscal quarters to our consolidated interest expense, must be a minimum of 3 to 1. We are also required to comply with various other affirmative and negative covenants, including without limitation, covenants that prevent or restrict our ability to pay dividends, engage in certain mergers or acquisitions, make certain investments or loans, incur future indebtedness, engage in sale-leaseback transactions, alter our capital structure or line of business, prepay subordinated indebtedness, engage in certain transactions with affiliates and sell stock or assets.

We are currently in compliance with all of the covenants and conditions under our credit facility. We believe that existing cash balances and internally generated cash flows, together with borrowings available under our revolving credit facility, will be sufficient to fund normal working capital needs, capital spending requirements, debt service requirements and dividend payments for at least the next twelve months. However, because of the financial covenants mentioned above, our capacity under our revolving credit facility could be reduced if our trailing consolidated EBITDA (as defined by our credit agreement) would decline due to deteriorating market conditions. Future debt payments may be paid out of cash flows from operations, from future refinancing of our debt or from equity issuances. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness, to satisfy our other debt obligations and to pay dividends to stockholders will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Contractual Obligations

The following table summarizes our contractual cash obligations as of December 31, 2012 (in thousands):

	Payments due by period				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	$ 3,783	$11,347	$193,352	$	$208,482
Operating leases	14,136	25,089	22,754	42,456	104,435
Purchase commitments	8,573	1,115	779	177	10,644
Pension plan contributions(a)	20,645				20,645
Postretirement benefit plan obligations(a)	1,141				1,141
Total	$48,278	$37,551	$216,885	$42,633	$345,347

(a) Due to the uncertainty of future cash outflows, contributions to the pension and other post-retirement benefit plans subsequent to 2013 have been excluded from the table above.

(b) Due to the uncertainty of future cash outflows, uncertain tax positions have been excluded from the table above.

Contractual obligations for long-term debt include principal and interest payments. Interest has been included at the variable rate in effect as of December 31, 2012, as applicable.

Environmental Matters

Our past and present business operations and the past and present ownership and operation of manufacturing plants on real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time-to-time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for remediation costs associated with waste disposal sites that we previously used. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Off-Balance Sheet Arrangements

We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results may differ from such estimates. We believe that the critical accounting policies that follow are those policies that require the most judgment, estimation and assumption in preparing our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. We evaluate the past-due status of our trade receivables based on contractual terms of sale. If the financial condition of our clients and dealers were to deteriorate, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when we determine that recovery is unlikely. Losses have been consistent with our expectations.

Inventory

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. We reserve inventory that, in our judgment, is impaired or obsolete. Obsolescence may be caused by the discontinuance of a product line, changes in product material specifications, replacement products in the marketplace and other competitive influences.

Goodwill and Other Intangible Assets

We record the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill and indefinite-lived trademarks are tested for impairment at least annually and whenever events or circumstances occur indicating that a possible impairment may have been incurred. Goodwill is tested for impairment by determining the fair value of our reporting units using an income approach which discounts future net cash flows to their present value at a rate that reflects our cost of capital, otherwise known as the discounted cash flow method ("DCF"). These estimated fair values are based on financial projections and certain cash flow measures. The indefinite-lived trademarks are tested for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value is recognized as an impairment. Any impairment would be recognized in full in the reporting period in which it has been identified.

Finite-lived assets such as customer relationships, non-compete agreements, and licenses are amortized over their estimated useful lives. We review the carrying values of these assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition. We continually evaluate the reasonableness of the useful lives of these assets.

Deferred Financing Fees

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness.

Business Combinations

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired businesses are included in our operating results from the dates of acquisition.

Product Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates and by material usage and service costs incurred in correcting a product failure. Cost estimates are based on historical product failure rates and identified one-time fixes for each specific product category. Warranty cost generally varies in direct relation to sales volume, as such costs tend to be a consistent percentage of revenue. Should actual costs differ from original estimates, the estimated warranty liability would be revised.

Employee Benefits

We are partially self-insured for our employee health benefits. We accrue for employee health benefit obligations based on an actuarial valuation. The actuarial valuation is based upon historical claims as well as a number of assumptions, including rates of inflation for medical costs, and benefit plan changes. Actual results could be materially different from the estimates used.

Pension and Other Postretirement Benefits

We sponsor two defined benefit pension plans and two other postretirement benefit plans. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by us, within certain guidelines. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.

Both the pension plans and the other postretirement benefit plans were modified during the year ended December 31, 2011. Participants who had 70 or greater points (age plus years of service) could elect to stay in the pension and accrue additional benefits or receive the Company's 401K match which was reinstated as of January 1, 2012. Those with less than 70 points were removed from the pension plan and will not accrue any additional benefits. The Company's other postretirement benefit plans are in the process of being phased out. As a result of this modification, the Company recorded a $5.4 million curtailment benefit during the year ended December 31, 2011.

We determine the expected long-term rate of return on plan assets based on aggregating the expected rates of return for each component of the plan's asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments as of our annual measurement date and is subject to change each year. Holding all other assumptions constant, a one percentage point increase or decrease in the assumed rate of return on plan assets would decrease or increase 2012 net periodic pension expense by approximately $1.7 million. Likewise, a one percentage point increase or decrease in the discount rate would decrease or increase 2012 net periodic pension expense by approximately $4.7 million or $5.6 million, respectively.

Unrecognized actuarial gains and losses are recognized over the expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes with respect to the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized gains and losses are systematically recognized as a change in future net periodic pension expense in accordance with the appropriate accounting guidance relating to defined benefit pension and other postretirement plans.

Key assumptions we use in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions ("OPEB"), under the appropriate accounting guidance, include the assumed discount rate and the assumed rate of increases in future health care costs. In estimating the health care cost trend rate, we consider actual health care cost experience, future benefit structures, industry trends and advice from our actuaries. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency and cost containment initiatives in the health care system. At December 31, 2012, the expected rate of increase in future health care costs was 8.00% and 7.00% in determining the benefit obligation for 2012 and 8.50% in determining the net periodic benefit cost in 2012 for medical and prescription drug, respectively. The rate was then assumed to decrease to an ultimate rate of 5% for 2019 for the medical plan and 2017 for the prescription drug plan and thereafter for the benefit obligation. Increasing the assumed health care cost trend by one percentage point in each year would increase the benefit obligation as of December 31, 2012 by $0.3 million and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2012 by a minimal amount. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the benefit obligation as of December 31, 2012 by approximately $0.3 million and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2012 by a minimal amount.

In accordance with the appropriate accounting guidance, we recognize in our consolidated balance sheet the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligation) of our defined benefit pension and postretirement benefit plans. To record the unfunded status of our plans we recorded an additional liability and an adjustment to accumulated other comprehensive income, net of tax.

The actuarial assumptions we use in determining our pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Commitments and Contingencies

We establish reserves for the estimated cost of environmental and legal contingencies when such expenditures are probable and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We engage outside experts as deemed necessary or appropriate to assist in the evaluation of exposure. From time to time, as information becomes available regarding changes in circumstances for ongoing issues as well as information regarding emerging issues, our potential liability is reassessed and reserve balances are adjusted as necessary. Revisions to our estimates of potential liability, and actual expenditures related to environmental and legal contingencies, could have a material impact on our results of operations or financial position.

Taxes

We account for income taxes in accordance with the appropriate accounting guidance relating to income taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. The appropriate accounting guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

At December 31, 2012, our deferred tax liabilities of $95.7 million exceeded deferred tax assets of $57.4 million by $38.3 million. At December 31, 2011, deferred tax liabilities of $94.2 million exceeded deferred tax assets of $55.1 million by $39.1 million. Our deferred tax assets at December 31, 2012 and 2011 of $57.4 million and $55.1 million, respectively, are net of valuation allowances of $7.8 million and $7.4 million, respectively. We have recorded the valuation allowance primarily for net operating loss carryforwards in foreign tax jurisdictions where we have incurred historical tax losses from operations or acquired tax losses through acquisition, and have determined that it is more likely than not that these deferred tax assets will not be realized.

We evaluate on an ongoing basis the realizability of our deferred tax assets and adjust the amount of the allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and our assessment of available tax planning strategies that could be implemented to realize the net deferred tax assets.

We account for uncertain tax positions in accordance with the applicable accounting guidance relating to uncertainty in income taxes. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Derivative Financial Instruments

We occasionally utilize derivative instruments to mitigate volatility related to interest rates and foreign currency exposures. We do not hold or issue derivative financial instruments for trading or speculative purposes. We recognize derivatives as either assets or liabilities in the accompanying balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. Accordingly, gains and losses from changes in derivative fair value of effective hedges are deferred and reported in accumulated other comprehensive income until the underlying transaction affects earnings.

Stock-Based Compensation

The Company accounts for stock-based compensation according to applicable accounting guidance, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense is recognized over the applicable vesting period.

Stock Options

The fair value for stock options is estimated at the date of grant using an option pricing model, which requires management to make certain assumptions. The risk-free interest rate is based on the U.S. Treasury spot rate with a remaining term equal to the expected life assumed at the date of grant. Expected volatility is estimated based on the historical volatility of the Company's stock price. The model takes into consideration the historical dividends paid on common stock. The weighted-average expected life is based on the contractual term of the stock option and expected employee exercise dates, which is based on the historical exercise behavior of the Company's employees. Forfeitures are estimated at the date of grant based on historical experience.

Restricted Stock and Restricted Stock Units

The fair value of restricted stock and restricted stock units are based on the closing market price of the Company's common stock on the date of grant. The Company recognizes compensation expense relating to restricted stock and restricted stock units ratably over the vesting period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the normal course of business, we are routinely subjected to market risk associated with interest rate movements and foreign currency exchange rate movements. Interest rate risk arises from our debt obligations. Foreign currency exchange rate risk arises from our non-U.S. operations and purchases of inventory from foreign suppliers.

We also have risk in our exposure to certain materials and transportation costs. Steel, leather, wood products and plastics are all used in our products. For the year ended December 31, 2012, we estimated that materials inflation was approximately $3.5 million and transportation inflation was minimal. During 2011, we estimated materials inflation was approximately $9.6 million and transportation inflation was approximately $6.8 million. We continue to work to offset price increases in raw materials and transportation through our global sourcing initiatives, cost improvements and price increases to our products.

Interest Rate Risk

We have variable rate debt obligations that are denominated in U.S. dollars. A change in interest rates impacts the interest incurred and cash paid on the variable-rate debt.

In the past we have used interest rate swap agreements for other than trading purposes in order to manage our exposure to fluctuations in interest rates on our variable-rate debt. In May of 2008, we entered into four interest rate swap agreements in order to manage our interest rate risk. Each agreement hedged a notional amount of $150.0 million. Two of the agreements were effective from June 9, 2009 through June 9, 2010 and the other two were effective June 9, 2010 and expired June 9, 2011. Fluctuations in LIBOR affect both our net financial instrument position and the amount of cash to be paid or received by us, if any, under these agreements. There were no interest rate hedge agreements outstanding as of December 31, 2012 or December 31, 2011. See Note 12 of the consolidated financial statements included in this annual report for further information regarding the interest rate swap agreements.

Our weighted average interest rate for 2012 was 2.4%. Taking into account payments on the above noted interest rate swap agreements, the weighted average rate for the same period of 2011 was 3.6%.

The following table summarizes our market risks associated with our debt obligations as of December 31, 2012. For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates presented for variable-rate debt represent the weighted average interest rates on our credit facility borrowings as of December 31, 2012.

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in thousands)							
Rate Sensitive Liabilities								
Long-term Debt:								
Variable Rate		$—	$—	$—	$193,000	$—	$193,000	$193,000
Variable Interest Rate					1.96%			

An increase in our effective interest rate of 1% would increase annual interest expense by approximately $1.9 million. We will continue to review our exposure to interest rate fluctuations and evaluate whether we should manage such exposures through derivative transactions.

Foreign Currency Exchange Rate Risk

We manufacture our products in the United States, Canada and Italy, and sell our products primarily in those markets as well as in other European countries. Our foreign sales and certain expenses are transacted in foreign currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as our reporting currency is the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 12.7% and 13.5% of our revenues in 2012 and 2011, respectively, and 33.8% and 33.3% of our cost of goods sold in 2012 and 2011, respectively, were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations resulted in a $2.8 million translation loss in 2012 and a $2.7 million translation gain in 2011.

From time to time, we enter into foreign currency forward exchange contracts and foreign currency option contracts for other than trading purposes in order to manage our exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by our U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the change in fair value of outstanding contracts is recorded as a component of other (income) expense. During 2012, the Company did not enter into any foreign currency contracts. During 2011, the Company entered into multiple foreign currency contracts. The net settlement of these contracts was a $1.2 million gain that was recorded in other (income) expense, net. As of December 31, 2012, the Company had no outstanding foreign currency contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Knoll, Inc.

We have audited the accompanying consolidated balance sheets of Knoll, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Knoll, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 1, 2013

KNOLL, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(dollars in thousands, except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,956	$ 28,263
Customer receivables, net	105,877	126,078
Inventories	98,195	89,244
Deferred income taxes	13,061	10,688
Prepaid and other current assets	11,433	10,620
Total current assets	258,522	264,893
Property, plant, and equipment, net	124,838	121,792
Goodwill	80,332	76,571
Intangible assets, net	222,498	220,679
Other non-trade receivables	3,700	3,248
Other noncurrent assets	5,163	908
Total Assets	$695,053	$688,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 83,600	$ 83,824
Income taxes payable	6,327	14,625
Other current liabilities	86,018	84,679
Total current liabilities	175,945	183,128
Long-term debt	193,000	212,000
Deferred income taxes	51,382	49,778
Postretirement benefits other than pensions	10,005	10,656
Pension liability	64,836	56,873
Other noncurrent liabilities	11,785	10,233
Total liabilities	506,953	522,668
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, $0.01 par value; 200,000,000 shares authorized; 62,266,755 issued and 47,840,562 outstanding (net of 14,426,193 treasury shares) at December 31, 2012 and 61,854,474 shares issued and 47,748,699 outstanding (net of 14,105,775 treasury shares) at December 31, 2011	479	477
Additional paid-in-capital	27,751	23,631
Retained earnings	184,750	155,818
Accumulated other comprehensive income (loss)	(24,880)	(14,503)
Total stockholders' equity	188,100	165,423
Total Liabilities and Stockholders' Equity	$695,053	$688,091

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(dollars in thousands, except per share data)

	2012	2011	2010
Sales	$ 887,499	$ 922,200	$ 809,467
Cost of sales	593,149	627,803	545,118
Gross profit	294,350	294,397	264,349
Selling, general, and administrative expenses	206,449	202,075	192,460
Restructuring and other charges	—	696	7,565
Curtailment benefit	—	5,445	338
Operating profit	87,901	97,071	64,662
Interest expense	6,350	9,753	17,436
Other (income) expense, net	3,215	(1,508)	6,379
Income before income tax expense	78,336	88,826	40,847
Income tax expense	28,335	30,815	12,823
Net income	$ 50,001	$ 58,011	$ 28,024
Earnings per share:			
Basic	$ 1.07	$ 1.25	$ 0.61
Diluted	$ 1.06	$ 1.24	$ 0.61
Weighted-average shares of common stock outstanding:			
Basic	46,634,834	46,249,571	45,600,043
Diluted	47,059,186	46,835,712	45,970,680
Net income	$ 50,001	$ 58,011	$ 28,024
Other comprehensive income (loss)			
Pension and other post-retirement liability adjustment, net of tax	(12,358)	(11,439)	2,259
Foreign currency translation adjustment	1,981	(2,525)	(315)
Change in the fair value of interest rate swap contracts, net of tax	—	2,622	5,122
Total other comprehensive income (loss)	(10,377)	(11,342)	7,066
Total comprehensive income	$ 39,624	$ 46,669	$ 35,090

See accompanying notes to the consolidated financial statements

KNOLL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2009	$470	$ 6,736	$ 92,583	$(10,227)	$ 89,562
Net income	—	—	28,024	—	28,024
Foreign currency translation adjustment	—	—	—	(315)	(315)
Change in the fair value of interest rate swap contracts (net of income tax effect of $3,471)				5,122	5,122
Pension and other post-retirement liabilities (net of income tax effect of $2,056)	—	—	—	2,259	2,259
Total comprehensive income					35,090
Shares issued for consideration:					
Exercise of stock options (790,596 shares)	8	9,635	—	—	9,643
Income tax effect from the exercise of stock options and vesting of restricted stock		479			479
Shares issued under stock incentive plan (50,446 shares)	—	—	—	—	—
Shares issued under employee stock purchase plan (3,251 shares)	—	44	—	—	44
Shares issued to Board of Directors in lieu of cash (3,603 shares)	—	50	—	—	50
Stock-based compensation	—	9,208	—	—	9,208
Cash dividend ($.12 per share)	—	—	(5,617)	—	(5,617)
Purchase of common stock (869,065 shares)	(8)	(12,065)	—	—	(12,073)
Balance at December 31, 2010	$470	$ 14,087	$114,990	$ (3,161)	$126,386
Net income	—	—	58,011	—	58,011
Foreign currency translation adjustment	—	—	—	(2,525)	(2,525)
Change in the fair value of interest rate swap contracts (net of income tax effect of $1,574)				2,622	2,622
Pension and other post-retirement liabilities (net of income tax effect of $7,239)	—	—	—	(11,439)	(11,439)
Total comprehensive income					46,669
Shares issued for consideration:					
Exercise of stock options (878,658 shares)	15	13,136	—	—	13,151
Income tax effect from the exercise of stock options and vesting of restricted stock		1,668			1,668
Shares issued under stock incentive plan (762,004 shares)	—	—	—	—	—
Shares issued under employee stock purchase plan (2,567 shares)	—	37	—	—	37
Shares issued to Board of Directors in lieu of cash (2,739 shares)	—	50	—	—	50
Stock-based compensation	—	9,671	—	—	9,671
Cash dividend ($.36 per share)	—	—	(17,183)	—	(17,183)
Purchase of common stock (768,780 shares)	(8)	(15,018)	—	—	(15,026)
Balance at December 31, 2011	$477	$ 23,631	$155,818	$(14,503)	$165,423
Net income	—	—	50,001	—	50,001
Foreign currency translation adjustment	—	—	—	1,981	1,981
Pension and other post-retirement liabilities (net of income tax effect of $7,807)	—	—	—	(12,358)	(12,358)
Total comprehensive income					39,624
Shares issued for consideration:					
Exercise of stock options (93,839 shares)	2	1,039	—	—	1,041
Income tax effect from the exercise of stock options and vesting of restricted stock	—	(2,652)	—	—	(2,652)
Shares issued under stock incentive plan (315,030 shares)	3	—	—	—	3
Shares issued to Board of Directors in lieu of cash (3,391 shares)	—	50	—	—	50
Stock-based compensation	—	10,356	—	—	10,356
Cash dividend ($.44 per share)	—	—	(21,069)	—	(21,069)
Purchase of common stock (310,252 shares)	(3)	(4,673)	—	—	(4,676)
Balance at December 31, 2012	$479	$ 27,751	$184,750	$(24,880)	$188,100

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(in thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITES			
Net income	$ 50,001	$ 58,011	$ 28,024
Adustments to reconcile net income to cash provided by operating activities:			
Depreciation	14,632	15,373	17,433
Amortization expense (including deferred financing fees)	1,915	2,365	2,028
Provision for deferred taxes	4,393	2,560	7,075
Write-off of fixed assets due to restructuring	—	—	2,962
Write-off of deferred financing fees	477	—	—
Unrealized foreign currency loss (gain)	1,338	(2,551)	2,050
Ineffective portion of interest rate swaps	—	—	1,177
Curtailment benefit	—	(5,445)	(338)
Stock-based compensation	10,356	9,671	9,208
Other non-cash items	(412)	139	108
Changes in assets and liabilites:			
Customer receivables	20,131	991	(14,676)
Inventories	(7,512)	(4,158)	(6,032)
Accounts payable	(563)	(17,695)	28,051
Current and deferred income taxes	(15,831)	3,075	9,340
Other current assets	(3,920)	881	(2,768)
Other current liabilities	815	1,738	8,735
Other noncurrent assets and liabilities	(5,252)	1,966	(2,745)
Cash provided by operating activities	70,568	66,921	89,632
CASH FLOWS FOR INVESTING ACTIVITIES			
Capital expenditures, net	(16,545)	(15,175)	(8,312)
Purchase of business, net of cash acquired	(5,968)	(832)	—
Purchase of intangibles	(488)	(325)	(725)
Cash used in investing activites	(23,001)	(16,332)	(9,037)
CASH FLOWS FOR FINANCING ACTIVITIES			
Proceeds from revolving credit facilities	562,000	334,000	213,000
Repayment of revolving credit facilities	(581,000)	(367,000)	(263,000)
Repayment of long-term debt	—	(135)	(134)
Payment of financing fees	(2,848)	—	—
Payment of dividends	(20,537)	(16,658)	(5,496)
Proceeds from the issuance of common stock	1,091	13,238	9,737
Purchase of common stock for treasury	(4,676)	(15,026)	(12,073)
Tax benefit from the exercise of stock options and vesting of equity awards	179	1,668	479
Cash used in financing activities	(45,791)	(49,913)	(57,487)
Effect of exchange rate changes on cash and cash equivalents	(83)	652	(2,134)
Increase in cash and cash equivalents	1,693	1,328	20,974
Cash and cash equivalents at beginning of period	28,263	26,935	5,961
Cash and cash equivalents at end of period	$ 29,956	$ 28,263	$ 26,935

See accompanying notes to the consolidated financial statements

KNOLL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. NATURE OF OPERATIONS

Knoll, Inc. and its subsidiaries (the "Company" or "Knoll") are engaged in the design, manufacture and sale of office furniture products and accessories, modern outdoor furniture, as well as the sale of fine leather, textiles, and felt, focusing on the middle to high-end segments of the contract furniture market. The Company has operations in the United States ("U.S."), Canada, and Europe and sells its products primarily through its direct sales representatives and independent dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The results of the European subsidiaries are reported and included in the consolidated financial statements on a one-month lag to allow for the timely preparation of consolidated information. The effect of this presentation is not material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the date of purchase.

Revenue Recognition and Accounts Receivable

The Company recognizes revenue when the earnings process is complete. This occurs when risk and title transfers, collectibility is reasonably assured and pricing is fixed and determinable. Accordingly, revenue is recognized when risk and title are transferred to the client, which primarily occurs at the time of shipment.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on the contractual terms of sale. If the financial condition of the Company's clients and dealers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that recovery is unlikely. Losses have been consistent with the Company's expectations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company reserves for inventory that, in its judgment, is impaired or obsolete. Obsolescence may be caused by the discontinuance of a product line, changes in product material specifications, replacement products in the marketplace and other competitive influences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant, Equipment and Depreciation

Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 2 to 12 years for machinery and equipment.

The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and other economic factors. In assessing the recoverability of the carrying value of the property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Goodwill and Other Intangible Assets

The Company records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill and indefinite-lived trademarks are tested for impairment at least annually and whenever events or circumstances occur indicating that a possible impairment may have been incurred. Goodwill is tested for impairment by determining the fair value of the Company's reporting units using an income approach which discounts future net cash flows to their present value at a rate that reflects the Company's cost of capital, otherwise known as the discounted cash flow method ("DCF"). These estimated fair values are based on financial projections and certain cash flow measures. The indefinite-lived trademarks are tested for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value is recognized as an impairment. Any impairment would be recognized in full in the reporting period in which it has been identified.

Finite-lived assets such as customer relationships, non-compete agreements, and licenses are amortized over their estimated useful lives. The Company reviews the carrying values of these assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition. The Company continually evaluates the reasonableness of the useful lives of these assets.

Business Combinations

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired businesses are included in the Company's operating results from the dates of acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Fees

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness.

Shipping and Handling

Amounts billed to clients for shipping and handling of products are classified as sales. Costs incurred by the Company for shipping and handling are classified as cost of sales.

Research and Development Costs

Research and development expenses, which are expensed as incurred and included as a component of selling, general, and administrative expenses, were $15.3 million for 2012, $15.4 million for 2011, and $14.6 million for 2010.

Income Taxes

Deferred tax assets and liabilities are recognized using enacted tax rates to measure the effect of temporary differences between book and tax bases on recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance, if it is more likely than not some portion or all of the deferred tax assets will not be recognized.

The Company evaluates tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company accrues for interest and penalties in other noncurrent liabilities within the consolidated balance sheet.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company uses a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and/or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk. When unobservable inputs are significant to the fair value measurement, a contract is classified as Level 3.

Derivative Financial Instruments

The Company occasionally utilizes derivative instruments to mitigate volatility related to interest rates and foreign currency exposures. The Company does not hold or issue derivative financial

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

instruments for trading or speculative purposes. The Company recognizes derivatives as either assets or liabilities in the accompanying consolidated balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. Accordingly, gains and losses from changes in derivative fair value of effective hedges are deferred and reported in accumulated other comprehensive income until the underlying transaction affects earnings.

Commitments and Contingencies

The Company establishes reserves for the estimated cost of environmental and legal contingencies when such expenditures are probable and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify the ultimate exposure in these matters. The Company engages outside experts as deemed necessary or appropriate to assist in the evaluation of exposure. From time to time, as information becomes available regarding changes in circumstances for ongoing issues as well as information regarding emerging issues, the potential liability is reassessed and reserve balances are adjusted as necessary. Revisions to the estimates of potential liability, and actual expenditures related to environmental and legal contingencies, could have a material impact on the results of operations or financial position.

Warranty

The Company offers a warranty for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's liability include historical product-failure experience and estimated repair costs for identified matters for each specific product category. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented.

Concentration of Credit Risk

The Company's accounts receivables are primarily due from a network independent dealers and direct customers. The Company monitors and manages the credit risk associated with the individual dealers and direct customers. The independent dealers are responsible for assessing and assuming credit risk of their customers and may require their customers to provide deposits or other credit enhancement measures. Historically, the Company has had a concentration of federal and local government receivables, however, they carry minimal credit risk.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using the exchange rates as of the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss).

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in other (income) expense, net, in the period in which the change occurs.

Stock-Based Compensation

The Company accounts for stock-based compensation according to applicable accounting guidance, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense is recognized over the applicable vesting period.

Stock Options

The fair value for stock options is estimated at the date of grant using an option pricing model, which requires management to make certain assumptions based on both historical and current data. The assumptions include expected term of the options, risk-free interest rate, expected volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated based on the historical volatility of the Company's stock price. The Company's dividend yield is based on historical data. Forfeitures are estimated at the date of grant based on historical experience.

Restricted Stock and Restricted Stock Units

The fair value of restricted stock and restricted stock units is based on the closing market price of the Company's common stock on the date of grant. The Company recognizes compensation expense relating to restricted stock and restricted stock units ratably over the vesting period.

Earnings per Share

Basic earnings per share excludes the dilutive effect of (i) common shares that could potentially be issued due to the exercise of stock options, and (ii) unvested restricted stock and restricted stock units and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the effect of shares and potential shares

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

issued under the stock incentive plans. The following table sets forth the reconciliation from basic to dilutive average common shares:

	December 31,		
	2012	2011	2010
	(in thousands)		
Weighted-average shares of common stock outstanding—basic	46,635	46,250	45,600
Potentially dilutive shares resulting from stock plans	424	586	371
Weighted-average common shares—diluted	47,059	46,836	45,971
Antidilutive equity awards not included in weighted average common shares-diluted	596	164	1,701

Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results may differ from such estimates.

New Accounting Pronouncements

In June 2011, the FASB issued amendments to guidance regarding the presentation of comprehensive income. The amendments eliminate the option to present components of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity. The amendments require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement or in two separate, but consecutive statements. The amendments also require the entity to present on the face of the financial statements any reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments do not change the items that must be reported in OCI, when an item of OCI must be reclassed to net income or the option to present components of OCI either net of related tax effects or before related tax effects. The amendments, excluding the specific requirement to present on the face of the financial statements any reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented which was deferred by the FASB in December 2011, are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. The Company adopted the guidance as of January 1, 2012, except for the deferred requirement to present reclassification adjustments in the statement(s) where the components of net income and the components of OCI are presented. The Company has presented comprehensive income in a single continuous statement.

3. ACQUISITIONS

On March 1, 2012, the Company acquired Richard Schultz Design Inc., a designer and manufacturer of outdoor furniture for the residential, hospitality and contract office furniture markets. The closing cash purchase price was approximately $6.0 million. The Company acquired intangible assets, in connection with the acquisition, including the trademark ($2.8 million), customer relationships ($0.2 million), and non-competition agreements ($0.2 million). Goodwill relating to the acquisition was recorded at $3.0 million. Goodwill and the trademark will be tested for impairment at least annually and whenever events or circumstances occur indicating that a possible impairment may have been incurred. Goodwill for tax purposes will be amortized over 15 years. The remaining intangibles acquired (customer relationships and non-competition agreements) were assigned finite useful lives and amortization will be recorded over the economic life of the intangibles.

On December 30, 2011, the Company acquired substantially all of the assets and liabilities of Filzfelt. Goodwill relating to the acquisition was recorded at $1.3 million and will be tested for impairment at least annually and whenever events or circumstances occur indicating that a possible impairment may have been incurred.

The results of these acquisitions have been included in the Company's results of operations from the dates of their respective acquisitions. These acquisitions strengthen the Company's portfolio of products that can be offered.

4. RESTRICTED CASH

Included in the Company's consolidated balance sheet in cash and cash equivalents is $0.3 million of restricted cash at December 31, 2012 and 2011. This $0.3 million bond is held in the United Kingdom in order to defer the payment of duties on imports into United Kingdom.

5. CUSTOMER RECEIVABLES, NET

Customer receivables are presented net of an allowance for doubtful accounts of $5.5 million and $4.2 million at December 31, 2012 and 2011, respectively. Management performs ongoing credit evaluations of its clients and generally does not require collateral. As of December 31, 2012 and 2011, the U.S. government and agencies thereof, represented approximately 11.3% and 18.8%, respectively, of gross customer receivables.

6. INVENTORIES

	December 31, 2012	December 31, 2011
	(in thousands)	
Raw materials	$50,159	$46,399
Work-in-process	7,626	6,926
Finished goods	40,410	35,919
	$98,195	$89,244

Inventory reserves for obsolescence and other estimated losses were $6.9 million and $7.7 million at December 31, 2012 and 2011, respectively, and have been included in the amounts above.

7. PROPERTY, PLANT, AND EQUIPMENT

	December 31, 2012	December 31, 2011
	(in thousands)	
Land and buildings	$ 108,841	$ 106,891
Machinery and equipment	257,665	248,704
Construction in progress	11,886	11,623
Property, plant and equipment	378,392	367,218
Accumulated depreciation	(253,554)	(245,426)
Property, plant and equipment, net	$ 124,838	$ 121,792

Included in construction in progress are computer software costs of $4.7 million and $2.6 million as of December 31, 2012 and December 31, 2011, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Information regarding the Company's other intangible assets are as follows (in thousands):

	December 31, 2012			December 31, 2011		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Indefinite-lived intangible assets:						
Trademarks	$216,721	$ —	$216,721	$213,881	$ —	$213,881
Finite-lived intangible assets:						
Various	13,515	(7,738)	5,777	16,859	(10,061)	6,798
Total	$230,236	$(7,738)	$222,498	$230,740	$(10,061)	$220,679

The Company's amortization expense related to finite-lived intangible assets was $1.0 million, $1.3 million, and $1.4 million for the years ended December 31, 2012, 2011, and 2010, respectively. The expected amortization expense based on the finite-lived intangible assets as of December 31, 2012 is as follows (in thousands):

	Estimated Amortization
2013	$746
2014	766
2015	739
2016	687
2017	651

8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Continued)

The changes in the carrying amount of goodwill by reportable segment are as follows (in thousands):

	Office Segment	Studio Segment	Coverings Segment	Total
Balance, December 31, 2011	$37,930	$2,206	$36,435	$76,571
Goodwill acquired	—	2,996	—	2,996
Finalization of purchase accounting for prior year acquisition	—	—	524	524
Foreign currency translation adjustment	241	—	—	241
Balance, December 31, 2012	$38,171	$5,202	$36,959	$80,332

9. OTHER CURRENT LIABILITIES

	December 31, 2012	December 31, 2011
	(in thousands)	
Accrued employee compensation	$33,974	$36,213
Accrued pension costs	20,645	16,875
Customer deposits	5,899	6,518
Warranty	7,852	8,146
Other	17,648	16,927
Other current liabilities	$86,018	$84,679

10. INDEBTEDNESS

The Company's long-term debt is summarized as follows (in thousands):

	December 31, 2012	December 31, 2011
Revolving credit facility	$193,000	$212,000

Revolving Credit Facilities

On February 3, 2012, the Company amended and restated its credit facility, dated June 29, 2007, with a new $450.0 million credit facility maturing on February 3, 2017. The Company may use the line of credit for general corporate purposes, including strategic acquisitions, stock buy-backs and cash dividends. Under the Company's credit agreement dated February 3, 2012, the Company can increase its credit facility by up to $200.0 million subject to certain limitations and satisfaction of certain conditions, including compliance with certain financial covenants.

Loans made pursuant to the credit facility may be borrowed, repaid and re-borrowed from time to time until February 3, 2017, subject to satisfaction of certain conditions on the date of any such borrowing. Obligations under the credit facility are secured by a first priority security interest in (i) the capital stock of each present and future subsidiary (with limitations on foreign subsidiaries) and (ii) all

10. INDEBTEDNESS (Continued)

present and future property and assets of the Company (with various limitations and exceptions). Borrowings under the credit facility bear interest, at the Company's election, at (i) the Eurocurrency Rate (as defined in the credit agreement), plus additional percentage points based on the Company's leverage ratio or (ii) the Base Rate (a rate based on the higher of (a) the prime rate announced from time-to-time by Bank of America, N.A., (b) the Federal Reserve System's federal funds rate, plus .50% or (c) the Eurocurrency Rate plus 1.00%; Base Rate is defined in detail in the credit agreement), plus additional percentage points based on the Company's leverage ratio. The interest rates were 1.96% and 1.15% as of December 31, 2012 and 2011, respectively.

The credit agreement contains a letter of credit sub facility that allows for the issuance of letters of credit and swing-line loans. Subject to the ability to increase the credit facility by up to $200.0 million as mentioned above, the sum of the outstanding revolver balance plus any outstanding letters of credit and swing-line loans cannot exceed $450.0 million. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit and swing-line loans. The Company had letters of credit outstanding totaling $6.3 million and $3.0 million at December 31, 2012 and 2011, respectively.

The Company is required to pay an annual commitment fee equal to a rate per annum calculated as the product of the applicable rate based upon the Company's leverage ratio as set forth in the credit agreement, times the unused portion of the revolving credit facility. In addition, the Company is required to pay an annual letter of credit fee equal to the applicable rate as set forth in the credit agreement times the daily maximum amount available to be drawn under such letter of credit.

In addition, the credit agreement also contains various affirmative and negative covenants that among other things, limit, subject to certain exceptions, the incurrence of additional indebtedness in excess of a specified amount in any fiscal year. The Company was in compliance with the credit agreement covenants at December 31, 2012.

Deferred Financing Fees

In connection with the refinancing of the Company's previous credit facility during the first quarter of 2012, the Company wrote-off $0.5 million of unamortized deferred financing fees associated with the previous credit facility and incurred $2.8 million in new financing fees that will be amortized as a component of interest expense over the life of the new facility through February 2017. Deferred financing fees, net of accumulated amortization, totaled $2.6 million and $0.9 million as of December 31 2012 and 2011, respectively. Amortization expense related to the deferred financing fees, included in interest expense, was $0.6 million for each of the years ended December 31, 2012, 2011, and 2010.

Others

The Company also has several revolving credit agreements with various European financial institutions. These credit agreements provide credit primarily for overdraft and working capital purposes. As of December 31, 2012, total credit available under such agreements was approximately $11.8 million. There is currently no expiration date on these agreements. The interest rates on borrowings are variable and are based on the monetary market rate that is linked to each country's

10. INDEBTEDNESS (Continued)

prime rate. The Company had no outstanding borrowings under the European credit facilities as of December 31, 2012 or 2011.

Interest Paid

During 2012, 2011, and 2010, the Company made interest payments, including any amounts related to the Company's interest rate swap agreements, totaling $5.4 million, $9.8 million, and $17.0 million, respectively.

11. STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $1.00 per share. Subject to applicable laws, the Board of Directors is authorized to provide for the issuance of preferred shares in one or more series, for such consideration and with designations, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors. There was no Preferred Stock outstanding as of December 31, 2012 and 2011.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
December 31, 2010					
Pension and other post-retirement liability adjustment	$(24,420)	$ 4,315	$(2,056)	$ 2,259	$(22,161)
Foreign currency translation adjustment	21,937	(315)	—	(315)	21,622
Change in the fair value of interest rate swap contracts	(7,744)	8,593	(3,471)	5,122	(2,622)
Accumulated other comprehensive income (loss)	$(10,227)	$ 12,593	$(5,527)	$ 7,066	$ (3,161)
December 31, 2011					
Pension and other post-retirement liability adjustment	$(22,161)	$(18,678)	$ 7,239	$(11,439)	$(33,600)
Foreign currency translation adjustment	21,622	(2,525)	—	(2,525)	19,097
Change in the fair value of interest rate swap contracts	(2,622)	4,196	(1,574)	2,622	—
Accumulated other comprehensive income (loss)	$ (3,161)	$(17,007)	$ 5,665	$(11,342)	$(14,503)
December 31, 2012					
Pension and other post-retirement liability adjustment	$(33,600)	$(20,165)	$ 7,807	$(12,358)	$(45,958)
Foreign currency translation adjustment	19,097	1,981	—	1,981	21,078
Accumulated other comprehensive income (loss)	$(14,503)	$(18,184)	$ 7,807	$(10,377)	$(24,880)

12. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

The Company occasionally uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest rates.

On May 21, 2008, the Company entered into four interest rate swap agreements for purposes of managing its risk in interest rate fluctuations. These agreements each hedged a notional amount of $150.0 million of the Company's borrowings under the revolving credit facility. Two of the agreements were effective June 9, 2009 and expired on June 9, 2010. On these two agreements, the Company paid a fixed rate of 3.51% and received a variable rate of interest equal to three-month London Interbank Offered Rate (LIBOR), as determined on the last day of each quarterly settlement period. The other two agreements were effective on June 9, 2010 and expired on June 9, 2011. The Company paid a fixed rate of 4.10% on these two agreements and received a variable rate of interest equal to three-month LIBOR as determined on the last day of each quarterly settlement period.

The Company elected to apply hedge accounting to these swap agreements. Changes in the fair value of the effective portion of the interest rate swap agreements was recorded as a component of accumulated other comprehensive income (loss). The net amount received or paid upon quarterly settlements was recorded as an adjustment to interest expense, with a corresponding adjustment in accumulated other comprehensive income (loss).

The Company had no outstanding interest rate swap contracts as of December 31, 2012 and 2011.

The effects of derivatives in cash flow hedging relationships for the twelve months ended December 31, 2012, 2011, and 2010 were as follows (in thousands):

Derivatives in Cash Flow Hedge Relationship	Before—Tax Loss Recognized in OCI on Derivatives (Effective Portion)	Locations of Loss Reclassified from AOCI into Income (Effective Portion)	Before—Tax Loss Reclassified from AOCI into Income (Effective Portion)	Locations of Loss Recognized in Income on Derivatives (Ineffective Portion)	Before—Tax Loss Recognized in Income on Derivatives (Ineffective Portion)
December 31, 2012					
Interest rate swap contracts . . .	$ —		$ —		$ —
Total	$ —	Interest Expense	$ —	Other (income) expense, net	$ —
December 31, 2011					
Interest rate swap contracts . . .	$ 41		$ 4,237		$ —
Total	$ 41	Interest Expense	$ 4,237	Other (income) expense, net	$ —
December 31, 2010					
Interest rate swap contracts . . .	$2,868	Interest Expense	$10,284	Other (income) expense, net	$1,177
Total	$2,868		$10,284		$1,177

The Company will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through derivative transactions.

Foreign Currency Contracts

From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by the U.S. operations. The

12. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings as a component of other (income) expense, net. The Company did not enter into any foreign currency contracts during 2012 or 2010. There were no outstanding exchange rate contracts as of December 31, 2012 or 2011.

During 2011, the Company entered into multiple foreign currency contracts. The effect of derivatives not designated as hedging instruments for the twelve months ended December 31, 2011 was as follows (in thousands):

Derivatives Not Designanted as Hedging Instruments	Locations of (Gain) Loss Recognized in Income on Derivative	2011
Foreign currency contracts	Other (income) expense, net	$(1,153)
Total		$(1,153)

13. CONTINGENT LIABILITIES AND COMMITMENTS

Litigation

The Company is currently involved in claims and matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Based upon information presently known, management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Collective Bargaining

At December 31, 2012, the Company employed a total of 3,211 people. Approximately 12.3% of the employees were represented by unions at December 31, 2012. The Grand Rapids, Michigan plant is the only unionized plant within the U.S. and has an agreement with the Carpenters Union, Local 1615, of the United Brotherhood of Carpenters and Joiners of America, Affiliate of the Carpenters Industrial Council (the Union), covering approximately 197 hourly employees. The Collective Bargaining Agreement expires April 30, 2015. Approximately 199 workers in Italy are also represented by unions.

Warranty

Changes in the Company's warranty reserve during the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
		(in thousands)	
Balance, beginning of the year	$ 8,146	$ 8,090	$ 9,773
Provision for warranty claims	6,488	7,007	4,808
Warranty claims paid	(6,887)	(6,950)	(6,478)
Increase due to acquisition	106	—	—
Foreign currency translation adjustment	(1)	(1)	(13)
Balance, end of the year	$ 7,852	$ 8,146	$ 8,090

14. INCOME TAXES

Income before income tax expense consists of the following:

	2012	2011	2010
		(in thousands)	
U.S. operations	$59,478	$67,379	$32,123
Foreign operations	18,858	21,447	8,724
Total	$78,336	$88,826	$40,847

Income tax expense is comprised of the following:

	2012	2011	2010
		(in thousands)	
Current:			
Federal	$16,766	$16,794	$ 1,488
State	3,240	3,561	1,426
Foreign	3,936	7,900	2,834
Total current:	23,942	28,255	5,748
Deferred			
Federal	$ 2,934	$ 4,087	$ 7,044
State	608	695	420
Foreign	851	(2,222)	(389)
Total deferred	4,393	2,560	7,075
Income tax expense	$28,335	$30,815	$12,823

14. INCOME TAXES (Continued)

The following table sets forth the tax effects of temporary differences that give rise to the deferred tax assets and liabilities:

	December 31, 2012	December 31, 2011
	(in thousands)	
Deferred tax assets		
Accounts receivable, principally due to allowance for doubtful accounts	$ 1,986	$ 1,514
Inventories	3,340	2,762
Net operating loss carryforwards	8,433	8,888
Accrued pension	31,544	26,924
Stock-based compensation	4,966	7,343
Compensation-related accruals	3,209	3,103
Warranty	2,781	3,459
Obligation for postretirement benefits other than pension	4,187	4,467
Accrued liabilities and other items	4,755	4,037
Gross deferred tax assets	65,201	62,497
Valuation allowance	(7,798)	(7,385)
Net deferred tax assets	57,403	55,112
Deferred tax liabilities:		
Intangibles	84,518	82,841
Plant and equipment	11,206	11,361
Gross deferred tax liabilities	95,724	94,202
Net deferred tax liabilities	$(38,321)	$(39,090)

Income taxes paid, net of refunds received, by the Company during 2012, 2011, and 2010 totaled $26.7 million, $13.5 million, and $0.5 million respectively.

As of December 31, 2012, the Company had net operating loss carryforwards totaling approximately $31.2 million in the United Kingdom, Germany, and Italy. The net operating loss carryforwards may be carried forward for a period of 5 years in Italy and indefinitely in the United Kingdom and Germany. The Company provides a valuation allowance against certain net foreign deferred tax assets (principally the net operating loss carryforwards) due to the uncertainty that they can be realized.

During 2012, the Company increased the valuation allowance by $0.6 million in connection with the benefits associated with net operating loss carry forwards that the Company concluded would not be realized. This entire amount was reflected as a foreign deferred income tax expense for the current year.

14. INCOME TAXES (Continued)

The following table sets forth a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	2012	2011	2010
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in the tax rate resulting from:			
State taxes, net of federal effect	3.2	3.0	2.1
Effect of tax rates of other countries	(0.5)	(2.2)	(0.7)
Foreign Tax Credit-Amended Returns	—	—	(6.9)
Section 199 deduction	(1.5)	(1.7)	(0.4)
Change in Contingency Reserve	(1.9)	—	—
Other	1.9	0.6	2.3
Effective tax rate	36.2%	34.7%	31.4%

During the second quarter of 2010, the Company filed amended Federal Income Tax Returns in order to claim Foreign Tax Credits for the years 2005 through 2008. The Company realized a $2.8 million benefit, during the year ended December 31, 2010 as a result of the filing of these amended returns. During the fourth quarter of 2012, the Company received the refund claimed.

The Company has not made provisions for U.S. federal and state income taxes as of December 31, 2012 on approximately $117.2 million of foreign earnings that are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. federal and state income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

As of December 31, 2012 and 2011, the Company had unrecognized tax benefits of approximately $1.2 million and $2.0 million, respectively. The entire amount of the unrecognized tax benefits would reduce the effective tax rate if recognized.

The following table summarizes the activity related to our unrecognized tax benefits during 2012, 2011, and 2010:

	2012	2011	2010
	(in thousands)		
Balance, beginning of the year	$ 2,044	$1,953	$1,821
Additions for tax position related to the current year	125	189	112
Additions for tax position related to the prior year	191	—	69
Decreases for tax position related to the prior year	(1,102)	—	(46)
Prior year reductions			
Settlements with taxing authorities	—	—	(47)
Lapse of statute of limitations	(106)	(137)	(119)
Change in exchange rate	—	39	163
Balance, end of the year	$ 1,152	$2,044	$1,953

14. INCOME TAXES (Continued)

As a result of the decrease in unrecognized tax benefits during the year ended December 31, 2012, the Company reduced the accrual for interest and penalties by $0.6 million, net of deferred taxes. During 2011 and 2010, the Company recognized approximately $0.1 million of interest and penalties, net of deferred taxes. The Company has accrued approximately $0.1 million for the payment of interest and penalties at December 31, 2012, and $0.7 million for the payment of interest and penalties at December 31, 2011.

As of December 31, 2012, the Company is subject to U.S. Federal Income Tax examination for the tax years 2009 through 2012, and to non-U.S. income tax examination for the tax years 2004 to 2012. In addition, the Company is subject to state and local income tax examinations for the tax years 2004 through 2012.

There are no tax positions included in unrecognized tax benefits at December 31, 2012 for which it is reasonably possible that the total amounts could significantly change during the next twelve months.

15. LEASES

The Company has commitments under operating leases for certain machinery and equipment as well as manufacturing, warehousing, showroom and other facilities used in its operations. Some of the leases contain renewal provisions and generally require the Company to pay certain operating expenses, including utilities, insurance and taxes, which are subject to escalation. At times the Company enters into lease agreements which contain a provision for cash abatements related to certain leasehold improvements. These abatements are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portions as of December 31, 2012 and 2011 were $4.8 million and $4.4 million, respectively. During the third quarter of 2012, the Company entered into a new lease agreement to move the location of its New York City showroom and offices. The lease term commenced in December 2012 and ends August 2025. As a result of this new lease, there will be an approximately $1.5 million per year increase in rent expense in future periods. Total rent expense for 2012, 2011, and 2010 was $15.9 million, $16.0 million, and $15.8 million, respectively. Future minimum rental payments required, excluding maintenance and other miscellaneous charges, under those operating leases are as follows (in thousands):

	Future Minimum Rental Payments
2013	$ 14,136
2014	11,765
2015	13,324
2016	12,192
2017	10,562
Subsequent years	42,456
Total minimum lease payments	$104,435

16. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has two domestic defined benefit pension plans and two plans providing for other postretirement benefits, including medical and life insurance coverage. One of the pension plans and one of the other postretirement benefits plans cover eligible U.S. nonunion employees while the other pension plan and other postretirement benefits plan cover eligible U.S. union employees. The Company uses a December 31 measurement date for both of these plans.

Both the pension plans and the other postretirement benefit plans were modified during the year ended December 31, 2011. Participants who had 70 or greater points (age plus completed years of service) could elect to stay in the pension and accrue additional benefits or receive the Company's 401K match which was reinstated as of January 1, 2012. Those with less than 70 points were removed from the pension plan and will not accrue any additional benefits after December 31, 2011. However, these individuals will receive the Company's 401K match commencing in 2012. The Company's other postretirement benefit plans are in the process of being eliminated. As a result of these modifications to the post retirement benefit plans, the Company recorded a $5.4 million curtailment benefit during the year ended December 31, 2011.

The year-end status of these plans was as follows (in thousands):

	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
Change in projected benefit obligation:				
Projected benefit obligation at December 31	$232,442	$196,820	$ 11,885	$ 26,783
Service cost	7,209	10,634	50	476
Interest cost	11,819	11,211	457	1,114
Plan Amendments	—	—	—	(12,218)
Participant contributions	15	137	—	699
Actuarial loss (gain)	31,551	23,180	(292)	(2,939)
Benefits paid	(4,620)	(4,179)	433	(2,030)
Liability gain due to Curtailment	—	(5,361)	(1,387)	—
Projected benefit obligation at December 31	$278,416	$232,442	$ 11,146	$ 11,885
Accumulated benefit obligation, December 31	$271,116	$226,051	$ —	$ —
Change in plan assets:				
Fair value of plan assets at December 31	$159,231	$152,015	$ —	$ —
Actual return on plan assets	21,888	1,277	—	—
Employer contributions	16,875	9,981	954	1,331
Participant contributions	15	137	433	699
Benefits paid	(4,620)	(4,179)	(1,387)	(2,030)
Fair value of plan assets at December 31	$193,389	$159,231	$ —	$ —
Funded status	$(85,027)	$(73,211)	$(11,146)	$(11,885)

16. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

Assumptions used in computing the benefit obligation as of December 31, 2012 and 2011 were as follows:

	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
Discount rate	4.30 - 4.40%	5.10 - 5.15%	2.25 - 4.25%	3.40 - 5.05%
Expected return on plan assets	7.10	7.10	N/A	N/A
Rate of compensation increase	2.50	2.50	N/A	N/A

The following table presents the fair value of the Company's pension plan investments as of December 31, 2012 and 2011 (in thousands).

	Level 1	Level 2	Level 3	Total
Equity Securities				
U.S. equity securities	$ 99,840	—	—	$ 99,840
Non-U.S. equity securities	18,565	—	—	18,565
Debt Securities				
Fixed income funds and cash investment funds	74,984	—	—	74,984
December 31, 2012	$193,389	—	—	$193,389
Equity Securities				
U.S. equity securities	$ 79,773	—	—	$ 79,773
Non-U.S. equity securities	14,282	—	—	14,282
Debt Securities				
Fixed income funds and cash investment funds	65,176	—	—	65,176
December 31, 2011	$159,231	—	—	$159,231

16. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

See Note 21 of the consolidated financial statements for the description of the levels of the fair value hierarchy.

	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
	(in thousands)			
Amounts recognized in the consolidated balance sheet consist of:				
Current liabilities	$(20,645)	$(16,875)	$ (1,141)	$ (1,229)
Noncurrent liabilities	(64,382)	(56,336)	(10,005)	(10,656)
Net amount recognized	$(85,027)	$(73,211)	$(11,146)	$(11,885)
Amounts recognized in accumulated other comprehensive income before taxes:				
Net actuarial loss	$ 79,996	$ 61,918	$ 3,263	$ 4,539
Prior service cost (benefit)	25	39	(8,418)	(11,793)
Net amount recognized	$ 80,021	$ 61,957	$ (5,155)	$ (7,254)

The following table sets forth other changes in the benefit obligation recognized in other comprehensive income for the Company's pension and other postretirement benefits plans (in thousands):

	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
Net actuarial (gain)/loss	$22,187	$29,546	$ (292)	$ (2,939)
Prior service cost/(credit)	—	—	—	(12,218)
Amortization of:				
Prior service cost/(credit)	(14)	(101)	3,375	7,268
Actuarial (gain)/loss	(4,108)	(1,996)	(983)	(882)
Total recognized in OCI	$18,065	$27,449	$2,100	$ (8,771)

The estimated net actuarial loss, and prior service cost, for the defined benefit pension plans included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2013 is $8,623,000 and $14,000, respectively.

16. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

The following table sets forth the components of the net periodic benefit cost for the Company's pension and other postretirement benefits plans (in thousands):

	Pension Benefits			Other Benefits		
	2012	2011	2010	2012	2011	2010
Service cost	$ 7,209	$ 10,634	$ 10,401	$ 50	$ 476	$ 452
Interest cost	11,819	11,211	10,811	457	1,114	1,481
Expected return on plan assets	(12,523)	(13,008)	(11,671)	—	—	—
Amortization of prior service cost	14	32	61	(3,375)	(1,754)	(1,205)
Recognized actuarial loss	4,108	1,996	1,058	983	882	553
Curtailment (benefit) expense	—	69	—	—	(5,514)	(338)
Net periodic benefit cost	$ 10,627	$ 10,934	$ 10,660	$(1,885)	$(4,796)	$ 943

Assumptions used to determine net periodic benefit cost for the years ended December 31, 2012, 2011, and 2010 were as follows:

	Pension Benefits			Other Benefits		
	2012	2011	2010	2012	2011	2010
Discount rate	5.10 - 5.15%	4.95 - 5.75%	6.10%	3.40 - 5.05%	3.50 - 4.65%	6.10%
Expected return on plan assets	7.10	8.20	8.15	N/A	N/A	N/A
Rate of compensation increase	2.50	2.50	4.00	N/A	N/A	N/A

The expected long-term rate of return on assets is based on management's expectations of long-term average rates of return to be earned on the investment portfolio. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan assets are invested.

For purposes of measuring the benefit obligation associated with the Company's other postretirement benefit plans as of December 31, 2012, as well as the assumed rate for 2013, an 8.00% annual rate of increase in the per capita cost of covered health care benefits was assumed and a 7.00% annual rate of increase in the per capita cost of covered prescription drug benefits was assumed. The rates were then assumed to decrease to an ultimate rate of 5% for 2019 and 2017, respectively, and thereafter. For purposes of measuring the net periodic benefit cost for 2012 associated with the Company's other postretirement benefits plans, an 8.50% annual rate of increase in the per capita cost of covered medical benefits was assumed (both medical and prescription drug). The rate was then assumed to decrease to an ultimate rate of 5% for 2018 for the medical plan and 2019 for the prescription drug plan and thereafter. Increasing the assumed health care cost trend rate by 1.0% would increase the benefit obligation as of December 31, 2012 by $313,000 and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2012 by $18,000. Decreasing the assumed health care cost trend rate by 1.0% would decrease the benefit obligation as of December 31, 2012 by $305,000 and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2012 by $18,000.

16. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

The Company's pension plans' weighted-average asset allocations as of December 31, 2012 and 2011, by asset category were as follows:

	Plan Assets at December 31,	
	2012	2011
Asset Category:		
Temporary investment funds	3%	4%
Equity investment funds	61	59
Fixed income funds	36	37
Total	100%	100%

The Company's pension plans' investment policy includes an asset mix based on the Company's risk posture. The investment policy states a target allocation of 60% equity funds and 40% fixed income funds. Inclusion of the fixed income funds is to provide growth through income and these funds should primarily invest in fixed income instruments of the U.S. Treasury and government agencies and investment-grade corporate bonds. The equity fund investments can consist of a broadly diversified domestic equity fund, an actively managed domestic equity fund and an actively managed international equity fund. The purpose of these funds is to provide the opportunity for capital appreciation, income, and the ability to diversify investments outside the U.S. equity market. Mutual funds are used as the plans' investment vehicle since they have clearly stated investment objectives and guidelines, offer a high degree of investment flexibility, offer competitive long-term results, and are cost effective for small asset balances.

The Company expects to contribute $20.6 million to its pension plans and approximately $1.1 million to its other postretirement benefit plans in 2013. Estimated future benefit payments under the pension and other postretirement plans are as follows:

	Pension Benefits	Other Benefits
	(in thousands)	
2013	$ 6,124	$1,141
2014	7,134	1,224
2015	8,252	1,212
2016	9,439	1,068
2017	10,747	946
2018 - 2022	76,037	3,486

The Company also sponsors a 401(k) retirement savings plan for all U.S. employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. For associates who do not participate in the Company's pension plans, the plan allows for the Company to make a fixed matching contribution of 50.0% of participant contributions up to the first 6.0% of compensation for both nonunion and union employees; however, matching contributions were suspended in 2011 and 2010. The fixed matched was reinstated beginning January 1, 2012. For participants who are union or nonunion employees and no longer participate in a Knoll pension plan, the plan also provides for a discretionary employer contribution based on the

16. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

Company's profits, as determined by the Company's board of directors. In addition, the plan also provides for an additional employer contribution for individuals who are nearing retirement age and no longer participate in a Knoll pension plan. The plan also provides that the Company may make discretionary contributions of common stock to participant accounts on behalf of all actively employed U.S. participants. Company contributions generally vest ratably over a five-year period. A Knoll common stock fund consisting of 1,000,000 shares of common stock into which participants may invest the compensation they elect to defer was established on December 14, 2004. Participant contributions into the Knoll common stock fund are generally limited to no more than 10% of their total account balance in the plan. Participant contributions in the Knoll common stock fund may be transferred into other investment alternatives or distributed in the form of shares of Knoll common stock if so invested at the time of distribution.

The Company's total expense under the 401(k) plan for U.S. employees was $3.0 million for 2012. In 2011 and 2010, the Company did not match any 401(k) contributions.

Employees of the Canadian, Belgium and United Kingdom operations participate in defined contribution pension plans sponsored by the Company. The Company's expense related to these plans for 2012, 2011, and 2010 was $1.3 million, $1.2 million, and $1.1 million, respectively.

17. STOCK PLANS

As of December 31, 2012, the Company sponsors two stock incentive plans under which awards denominated or payable in shares or options to purchase shares of Knoll common stock may be granted to officers, certain other employees, directors and consultants of the Company. In May 2007, the Company approved the 2007 Stock Incentive Plan which authorized the issuance of 2,000,000 shares of common stock. As of December 31, 2012, 25,857 shares remained available for issuance under this plan. In May of 2010, the Company approved the 2010 Stock Incentive Plan which authorized the issuance of 2,000,000 shares of common stock. As of December 31, 2012, 1,632,662 shares remained available for issuance under this plan.

A Stock Option Committee currently consisting of the Compensation Committee of the Company's Board of Directors ("Stock Option Committee") has sole discretion concerning administration of the plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted.

Restricted Stock and Restricted Stock Units

In 2007, the Company granted restricted stock awards to certain key employees aggregating 360,000 shares of common stock. These awards provided for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. The Company determined the fair value of the shares on the date of grant and recognized compensation expense ratably over the vesting period. These awards are all vested as of December 31, 2012.

In 2008, the Company granted restricted stock awards to certain key employees and the Company's Board of Directors aggregating 992,117 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 900,000 of these shares will vest as to one-fifth of the shares underlying each award on each grant date

17. STOCK PLANS (Continued)

anniversary, without regard to operating profit targets. 26,117 of these shares granted in 2008 vested one-third over each of the subsequent three years, without regard to operating profit targets. 66,000 of these shares will vest as to one-fifth of the restricted shares underlying each award to the extent that Knoll's operating profit for the period is equal to $156.0 million. An additional one-fifth will vest based on additional increments to operating profit of $15.0 million with full vesting upon the achievement of $216.0 million in operating profit. In any event, the awards will fully vest on the fifth anniversary of the date of the grant. In certain conditions vesting may be accelerated as defined in the restricted share agreements. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

In 2009, the Company granted restricted stock awards to the Company's Board of Directors aggregating 40,818 shares of common stock. These awards provided for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. These shares vested one-third over each of the subsequent three years, without regard to operating profit targets. The Company determined the fair value of the shares on the date of grant and recognized compensation expense ratably over the vesting period. In certain conditions vesting may be accelerated as defined in the restricted share agreements.

In 2010, the Company granted restricted stock awards to the Company's Board of Directors aggregating 25,446 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. These shares vest one-third over each of the subsequent three years, without regard to operating profit targets. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period. In addition, the Company granted 25,000 restricted stock awards to a certain key employee. These shares cliff vest on the third anniversary of the grant date. In certain conditions vesting may be accelerated as defined in the restricted share agreements. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

In 2011, the Company granted restricted stock awards to certain key employees and the Company's Board of Directors aggregating 762,004 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 748,000 of these shares vested as to one-third of the shares underlying each award since Knoll's operating profit was equal to $77 million. An additional one-third would have vested if Knoll's annual operating profit was equal to $92 million. In any event, the awards will fully vest on the third anniversary of the date of grant. The remaining 14,004 shares granted in 2011 will vest as to one-third over each of the subsequent three years, without regard to operating targets. In certain conditions vesting may be accelerated as defined in the restricted share agreements. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

In 2012, the Company granted restricted stock awards to certain key employees and the Company's Board of Directors aggregating 315,030 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 292,500 of these awards cliff vest on the third anniversary of the grant date. 22,530 of these awards will vest as to the one-third over each of the subsequent three years, without regard to operating targets. In

17. STOCK PLANS (Continued)

certain conditions vesting may be accelerated as defined in the restricted share agreements. In addition, during 2012 the Company granted 110,000 restricted stock units to certain key employees. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. 90,000 of these awards vest as to one-sixth over each of the subsequent six years, without regard to operating targets. 20,000 of these awards cliff vest on the third anniversary of the grant date. In certain conditions vesting may be accelerated as defined in the restricted unit agreements. The Company determined the fair value of the awards on the date of grant and is recognizing compensation expense ratably over the vesting period.

The following table summarizes the Company's restricted stock and restricted stock units activity during the year:

	Restricted Stock	Weighted Average Fair Value	Restricted Stock Units	Weighted Average Fair Value
Outstanding at December 31, 2011	1,386,552	$18.69	—	$ —
Granted	315,030	15.98	110,000	14.04
Forefeited	(10,166)	18.91	—	—
Vested	(625,427)	18.89	—	—
Outstanding at December 31, 2012	1,065,989	$17.77	110,000	$14.04

Stock Options

The Company recognizes compensation expense using the graded vesting attribution method which treats each option grant as multiple grants each with its own requisite service period.

In 2009, the Company granted 935,000 stock options to certain key employees of the Company. These options vest ratably over a four-year period on the anniversary of the grant date. The contractual life of these options is 7 years. In addition, the options have accelerated vesting provisions upon a change of control of the Company.

In 2012, the Company granted 20,000 stock options to certain key employees of the Company. These options vest ratably over a five-year period on the anniversary of the grant date. The contractual life of these options is 10 years. In addition, the options have accelerated vesting provisions upon a change of control of the Company. The grant-date fair value of these options granted was $6.26 based on the following assumptions used in the Black Scholes option pricing model:

Expected volatility	51%
Expected dividend yield	2.50%
Expected term (in years)	6
Risk-free interest rate	1.36%
Exercise price	$15.98

17. STOCK PLANS (Continued)

The following table summarizes the Company's stock option activity for the preceding three years.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,407,761	$13.75		$ —
Exercised	(790,596)	12.20		905,051
Forfeited	(112,064)	14.20		35,192
Outstanding at December 31, 2010	2,505,101	$14.22	4.47	$7,742,565
Exercisable at December 31, 2010	1,683,101	$15.67	3.72	$2,961,443
Outstanding at December 31, 2010	2,505,101	$14.22		$7,742,565
Exercised	(878,658)	14.97		4,731,919
Forfeited	(86,250)	13.54		565,800
Outstanding at December 31, 2011	1,540,193	$13.83	4.35	$3,631,381
Exercisable at December 31, 2011	1,062,193	$15.28	4.06	$1,597,081
Outstanding at December 31, 2011	1,540,193	$13.83		$3,631,381
Granted	20,000	15.98		—
Exercised	(93,839)	11.09		426,278
Expired	(37,070)	16.34		37,070
Forfeited	(65,000)	16.76		76,425
Outstanding at December 31, 2012	1,364,284	$13.84	3.53	$3,686,098
Exercisable at December 31, 2012	1,120,284	$14.46	3.34	$2,608,058

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10.24 - $15.00	1,014,784	3.48	$11.73	790,784	$12.06
$15.01 - $18.77	194,500	3.31	17.81	174,500	18.02
$18.78 - $23.47	155,000	4.11	22.68	155,000	22.68
$10.24 - $23.47	1,364,284	3.53	$13.84	1,120,284	$14.46

17. STOCK PLANS (Continued)

A summary of the status of the Company's non-vested options as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below.

	Number of Options	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2011	478,000	$4.26
Granted	20,000	6.26
Vested	(234,000)	4.24
Forfeited	(20,000)	4.32
Nonvested at December 31, 2012	244,000	$4.43

The total fair value of options vested during the years 2012, 2011, and 2010 was $1.0 million, $1.4 million, and $1.5 million, respectively.

Compensation costs related to stock-based compensation for the years ended December 31, 2012, 2011, and 2010 totaled $10.4 million pre-tax ($6.6 million after-tax), $9.7 million pre-tax ($5.9 million after-tax), and $9.2 million pre-tax ($5.6 million after-tax), respectively, and are included within selling, general, and administrative expenses.

At December 31, 2012 and December 31, 2011, the total compensation cost related to non-vested awards not yet recognized equaled $12.9 million and $16.8 million, respectively, including $0.3 million and $0.6 million for stock options, respectively, and $12.7 million and $16.2 million for restricted stock awards and restricted stock units, respectively. The weighted average remaining period over which the cost is to be recognized is 1.5 years.

Other Stock-Based Compensation Plans

On December 31, 2011 the Company terminated its Employee Stock Purchase Plan (ESPP) whereby employees of the Company were able to purchase shares of Knoll common stock at a discounted rate. The discount rate was 5% off the average of the high and low sale price per share on the last trading day of the purchase period. Employees were able to contribute 1-10% of their eligible gross pay up to a $25,000 annual stock value limit. In 2011 and 2010 employees purchased 2,567 and 3,251 shares, respectively, in accordance with the terms of the ESPP.

18. SEGMENT AND GEOGRAPHIC REGION INFORMATION

Accounting Standards Codification 280, *Segment Reporting*, defines that a segment for reporting purposes is based on the financial performance measures that are regularly reviewed by the "Chief Operating Decision Maker" to assess segment performance and to make decisions about a public entity's allocation of resources. Based on this guidance, the Company reports its segment results based on the following reportable segments: (i) Office; (ii) Studio; and (iii) Coverings. The Office segment serves corporate, government, healthcare, retail and other customers in the United States and Canada providing a portfolio of office furnishing solutions including systems, seating, storage, and *KnollExtra* ergonomic accessories, and other products. The Studio segment includes *KnollStudio®*, *Knoll Europe*

18. SEGMENT AND GEOGRAPHIC REGION INFORMATION (Continued)

which sells primarily *KnollStudio®* products, and *Richard Schultz® Design*. The *KnollStudio®* portfolio includes a range of lounge seating; side, café and dining chairs; barstools; and conference, dining and occasional tables. *Richard Schultz® Design* provides high quality outdoor furniture. The Coverings segment includes, *KnollTextiles®*, *Spinneybeck®*, *Edelman® Leather* and *Filzfelt™*. These businesses serve a wide range of customers offering high quality textiles, felt, and leather.

The following information below categorizes certain financial information into the above noted segments for the years ended December 31, 2012, 2011, and 2010 (in thousands)

	2012	2011	2010
SALES			
Office	$633,321	$664,132	$562,304
Studio	147,550	152,724	151,917
Coverings	106,628	105,344	95,246
Knoll, Inc.	$887,499	$922,200	$809,467
INTERSEGMENT SALES(1)			
Office	$ 1,727	$ 2,148	$ 2,113
Studio	5,299	5,953	5,845
Coverings	9,591	9,780	9,775
Knoll, Inc.	$ 16,617	$ 17,881	$ 17,733
DEPRECIATION AND AMORTIZATION			
Office	$ 13,409	$ 14,259	$ 15,995
Studio	2,055	2,124	1,897
Coverings	1,083	1,355	1,569
Knoll, Inc.	$ 16,547	$ 17,738	$ 19,461
OPERATING PROFIT			
Office	$ 48,639	$ 46,614	$ 32,628
Studio	21,786	23,022	20,880
Coverings	17,476	22,686	18,381
Subtotal	87,901	92,322	71,889
Restructuring and other charges—primarily Office	—	696	7,565
Curtailment benefit	—	5,445	338
Knoll, Inc.(2)	$ 87,901	$ 97,071	$ 64,662
CAPITAL EXPENDITURES, NET			
Office	$ 14,251	$ 14,142	$ 7,072
Studio	1,871	1,009	958
Coverings	423	24	282
Knoll, Inc.	16,545	15,175	8,312

(1) Intersegment sales are presented on a cost plus basis which takes into consideration the effect of transfer prices between legal entities.

(2) The Company does not allocate interest expense or other (income) expense, net to the reportable segments.

18. SEGMENT AND GEOGRAPHIC REGION INFORMATION (Continued)

Many of the Company's facilities manufacture products for all three reporting segments. Therefore, it is impractical to disclose asset information on a segment basis.

The Company's net sales by product category were as follows:

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Office Systems	$424,405	$440,395	$353,536
Seating	102,523	112,098	112,305
Files and Storage	77,695	85,404	72,475
Studio	147,550	152,724	151,917
Coverings	106,628	105,344	95,246
Other	28,698	26,235	23,988
Total	$887,499	$922,200	$809,467

The Company markets its products in the United States and internationally, with its principal international markets being Canada and Europe. The table below contains information about the geographical areas in which the Company operates. Sales to clients are attributed to the geographic areas based on the origin of sale.

	United States	Canada	Europe	Consolidated
	(in thousands)			
2012				
Sales to clients	$774,654	$40,669	$72,176	$887,499
Property, plant, and equipment, net	80,953	29,064	14,821	124,838
2011				
Sales to clients	$797,834	$44,225	$80,141	$922,200
Property, plant, and equipment, net	77,230	29,110	15,452	121,792
2010				
Sales to clients	$688,914	$34,267	$86,286	$809,467
Property, plant, and equipment, net	75,228	31,435	15,556	122,219

A number of U.S., state and local governmental agencies purchase the Company's products, primarily from the Office segment. Sales to these entities and agencies amounted to approximately $143.7 million in 2012, $180.1 million in 2011, and $189.5 million in 2010.

19. OTHER (INCOME) EXPENSE, NET

The components of other (income) expense, net are as follows:

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Foreign exchanges transaction (gain) loss	$2,834	$(2,669)	$5,525
Unrealized loss on derivatives	—	—	1,177
Write-off of deferred financing fees	477	—	—
Other	(96)	1,161	(323)
Other (income) expense, net	$3,215	$(1,508)	$6,379

20. RESTRUCTURING CHARGES

On March 18, 2010, the Company announced a restructuring plan to better align its North America manufacturing footprint with demand while further focusing the particular manufacturing activities of its Office segment production facilities. The Company elected to undergo this restructuring in order to better utilize its manufacturing capacity, eliminate duplication of capabilities and reduce associated costs. In connection with the plan, the Company recorded restructuring charges of approximately $0.8 million and $7.6 million in 2011 and 2010, respectively. These charges included $3.9 million of employee termination costs, $3.0 million of costs associated with the write-off of fixed assets that had no future benefit, and $1.5 million of costs associated with facility realignment. The Company made cash payments, in connection with this plan of $0.2 million, $2.1 million and $3.0 million during 2012, 2011, and 2010, respectively. As of December 31, 2011, the restructuring accrual was approximately $0.2 million. The plan was completed as of December 31, 2012.

21. FAIR VALUE MEASUREMENTS

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," established a hierarchy that prioritizes fair value measurements based on types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The hierarchy is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a

21. FAIR VALUE MEASUREMENTS (Continued)

reporting entity's pricing based upon their own market assumptions. The Company uses the following valuation techniques to measure fair value for its financial assets and financial liabilities:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate carrying value due to their short maturities.

The fair value of the Company's long-term debt approximates its carrying value, as it is variable rate debt and the current terms are comparable to market terms as of the balance sheet dates and are classified as Level 2.

22. QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Consolidated Statements of Operations and Comprehensive Income data for each quarter for the years ended December 31, 2012 and 2011. The operating results for any quarter are not necessarily indicative of results for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands, except per share data)				
2012					
Sales	$196,662	$221,018	$219,794	$250,026	$887,499(1)
Gross Profit	63,053	74,407	74,216	82,675	294,350(1)
Net Income	7,257	13,055	12,197	17,492	50,001
Earning per shares—Basic	$ 0.16	$ 0.28	$ 0.26	$ 0.37	$ 1.07
Earnings per share—Diluted	$ 0.15	$ 0.28	$ 0.26	$ 0.37	$ 1.06
2011					
Sales	$220,858	$238,650	$239,543	$223,148	$922,200(1)
Gross Profit	68,401	76,493	78,851	70,650	294,397(1)
Net Income	9,202	12,975	18,389	17,443	58,011(1)
Earning per shares—Basic	$ 0.20	$ 0.28	$ 0.40	$ 0.38	$ 1.25(1)
Earnings per share—Diluted	$ 0.20	$ 0.28	$ 0.39	$ 0.37	$ 1.24

(1) Results do not add due to rounding.

23. SUBSEQUENT EVENTS

On February 8, 2013, under the Company's Stock Incentive Plans, the Company granted 302,056 restricted stock awards. 22,056 of these awards were granted to the Company's Board of Directors and vest one-third over each of the next three years. 280,000 of these awards were granted to certain key employees and cliff vest on the third anniversary of the grant date. In certain conditions vesting may be accelerated as defined in the restricted share agreements. The Company determined the fair value of the shares on the date of grant and is recognizing compensation expense ratably over the vesting period.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this report (December 31, 2012) ("Disclosure Controls"). Based upon the Disclosure Controls evaluation, our principal executive officer and principal financial officer have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that (i) information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes without limitation, maintaining records that in reasonable detail accurately and fairly reflect our transactions, providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements, providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization, and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Our management assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012. Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012; their report is included elsewhere in this Form 10-K filing.

Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Knoll, Inc.

We have audited Knoll, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Knoll, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's annual report on internal control over financial reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Knoll, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Knoll, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Knoll, Inc. and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 1, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 relating to directors, director nominees and executive officers of the registrant is incorporated by reference from the information under the captions "Board of Directors," "Election of Directors," "Executive Officers," "Board Meetings and Committees," "Code of Ethics," and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement for our 2013 Annual Meeting of Stockholders (the "Proxy Statement").

The information relating to the identification of the audit committee, audit committee financial expert and director nomination procedures of the registrant is incorporated by reference from the information under the caption "Board Meetings and Committees" contained in our Proxy Statement.

Our Board of Directors has adopted a code of ethics for all employees. This code is made available free of charge on our website at www.knoll.com. For further information see subsection "Code of Ethics" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference from the information under the caption "Executive Compensation" contained in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

	Equity Compensation Plan Information As of December 31, 2012		
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders . .	1,364,284	$13.84	1,658,519
Equity compensation plans not approved by security holders . .	—	—	—
Total	1,364,284		1,658,519

If there is an expiration, termination, or cancellation of any benefit granted under the plans without the issuance of shares, the shares subject to or reserved for that benefit may again be used for new stock options, rights, or awards of any type authorized under the plans.

All other information required by Item 12 is hereby incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference from the information under the captions "Transactions with Related Persons" and "Director Independence" contained in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference from the information under the caption "Independent Registered Public Accounting Firm" contained in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Form 10-K:

(1) CONSOLIDATED FINANCIAL STATEMENTS (ITEM 8)

- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2012, 2011, and 2010.
- Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2012, 2011, and 2010.
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011, and 2010.
- Notes to the Consolidated Financial Statements.
- Report of Independent Registered Public Accounting Firm

(2) FINANCIAL STATEMENT SCHEDULES

- Financial Statement Schedule II—Valuation and Qualifying Accounts is filed with this Form 10-K on page S-1 of this Form 10-K. All other schedules for which provision is made in the applicable regulation of the Commission have either been presented in the Company's financial statements or are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) EXHIBITS

Exhibit Number	Description
3.1(a)	Amended and Restated Certificate of Incorporation of Knoll, Inc.
3.2(p)	Amended and Restated By-Laws of Knoll, Inc.
4.1	Form of Stock Certificate.
10.1(b)	Amended and Restated Credit Agreement, dated as of February 3, 2012, by and among Knoll, Inc., the domestic subsidiaries of Knoll, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner and Smith Incorporated, J.P. Morgan Securities LLC, J.P. Morgan Chase Bank, N.A., and the other lenders party thereto.
10.2(g)*	Amended and Restated Employment Agreement, executed March 14, 2006, effective as of January 1, 2006, between Knoll, Inc. and Burton B. Staniar.
10.3(r)*	Amendment to Amended and Restated Employment Agreement, dated as of May 4, 2009, between Knoll, Inc. and Burton B. Staniar.
10.4(d)*	Employment Agreement, dated as of March 23, 2001, between Knoll, Inc. and Andrew B. Cogan.
10.5(a)*	Amendment No. 1 to Employment Agreement, dated as of August 25, 2004, between Knoll, Inc. and Andrew B. Cogan.
10.6(g)*	Amendment No. 2 to Employment Agreement, dated as of March 14, 2006, between Knoll, Inc. and Andrew B. Cogan.

Exhibit Number	Description
10.7(h)*	Amendment No. 3 to Employment Agreement, dated as of December 11, 2006, between Knoll, Inc. and Andrew B. Cogan.
10.8(k)*	Amendment No. 4 to Employment Agreement, dated as of December 10, 2007, between Knoll, Inc. and Andrew B. Cogan.
10.9(o)*	Employment Agreement, dated as of March 3, 2008, between Knoll, Inc. and Lynn M. Utter.
10.10*	Summary of Barry L. McCabe 2013 Compensation.
10.11*	Summary of Jeffrey R. Blom 2013 Compensation.
10.12*	Summary of Benjamin A. Pardo 2013 Compensation.
10.13(c)*	Amended and Restated Knoll, Inc. 1997 Stock Incentive Plan.
10.14(a)*	Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan.
10.15(l)*	Amended and Restated Knoll, Inc. 2007 Stock Incentive Plan.
10.16(s)*	Amended and Restated Knoll, Inc. 2010 Stock Incentive Plan.
10.17(t)*	Amended and Restated Knoll, Inc. Non-Employee Director Compensation Plan.
10.18(e)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1997 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.19(c)*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.20(n)*	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Incentive Plan, entered into by Knoll, Inc. and certain executive officers.
10.21(n)*	Form of Restricted Share Agreement under the 2007 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.22(n)*	Form of Restricted Share Agreement under the 2007 Stock Incentive Plan (time vesting).
10.23(n)*	Form of Restricted Share Agreement under the Non-Employee Director Compensation Plan (time vesting).
10.24(j)*	Form of Restricted Share Agreement under the 2010 Stock Incentive Plan (time vesting).
10.25(j)*	Form of Restricted Share Agreement under the 2010 Stock Incentive Plan (time vesting with accelerated performance vesting).
10.26(j)*	Form of Non-Qualified Stock Option Agreement under the 2010 Stock Incentive Plan.
10.27(m)	Asset Purchase Agreement, dated September 13, 2007, among El Leather Acquisition LLC, Teddy & Arthur Edelman, Limited, John Edelman, The Edelman Family Grantor Retained Annuity Trust and John McPhee.
10.28(a)*	Form of Director and Officer Indemnification Agreement.
10.29(a)*	Offer Letter, dated October 6, 2004, from Knoll, Inc. to John F. Maypole.
10.30(f)*	Offer Letter, dated November 23, 2005, from Knoll, Inc. to Stephen F. Fisher.

Exhibit Number	Description
10.31(i)*	Offer Letter, dated September 25, 2006, from Knoll, Inc. to Sarah E. Nash.
10.32(q)*	Andrew B. Cogan 2013 Incentive Compensation Letter, dated December 6, 2012
10.33(q)*	Lynn M. Utter 2013 Incentive Compensation Letter, dated December 6, 2012
10.34(q)*	Barry L. McCabe 2013 Incentive Compensation Letter, dated December 6, 2012
10.35(q)*	Benjamin A. Pardo 2013 Incentive Compensation Letter, dated December 6, 2012
10.36(q)*	Jeffrey R. Blom 2013 Incentive Compensation Letter, dated December 6, 2012
21	Subsidiaries of Knoll, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney [(included on signature page)].
31.1	Certification for Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification for Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification for Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification for Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Company's Annual Report on Form 10-K for the period ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2012, and December 31, 2011, (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, December 31, 2011, and December 31, 2010 and (v) Notes to Consolidated Financial Statements.**

* Management Contract or Compensatory Plan or Arrangement required to be identified by Item 15(a) (3) of Form 10-K.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(a) Incorporated by reference to Knoll, Inc.'s Registration Statement on Form S-1 (File No. 333-118901), which was declared effective by the Commission on December 13, 2004.

(b) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on February 7, 2012.

(c) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.

(d) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.

(e) See Exhibit 10.19. Exhibit is substantially identical to Exhibit 10.19.

(f) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 7, 2005.

(g) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005.

(h) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 11, 2006.

(i) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 27, 2006.

(j) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010.

(k) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 10, 2007.

(l) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2007.

(m) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 14, 2007.

(n) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007.

(o) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008.

(p) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on September 25, 2008.

(q) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on December 7, 2012.

(r) Incorporated by reference to Knoll, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on May 11, 2009.

(s) Incorporated by reference to Knoll, Inc.'s Current Report on Form 8-K filed with the Commission on May 11, 2010.

(t) Incorporated by reference to Knoll, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of February 2013.

KNOLL, INC.

By: /s/ ANDREW B. COGAN

Andrew B. Cogan
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew B. Cogan and Barry L. McCabe, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ BURTON B. STANIAR Burton B. Staniar	Chairman of the Board	March 1, 2013
/s/ ANDREW B. COGAN Andrew B. Cogan	Chief Executive Officer, Knoll, Inc. and Director	March 1, 2013
/s/ BARRY L. MCCABE Barry L. McCabe	Chief Financial Officer (Chief Accounting Officer and Controller)	March 1, 2013
/s/ JEFFREY A. HARRIS Jeffrey A. Harris	Director	March 1, 2013
/s/ SIDNEY LAPIDUS Sidney Lapidus	Director	March 1, 2013
/s/ KATHLEEN G. BRADLEY Kathleen G. Bradley	Director	March 1, 2013

Signature	Title	Date
/s/ JOHN F. MAYPOLE John F. Maypole	Director	March 1, 2013
/s/ SARAH E. NASH Sarah E. Nash	Director	March 1, 2013
/s/ STEPHEN F. FISHER Stephen F. Fisher	Director	March 1, 2013

SCHEDULE II

KNOLL, INC.

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Description	Balance at Beginning of Year	Additions Charged to Expenses	Charge-Offs	Other(1)	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 31, 2010	5,094	1,476	2,917	(8)	3,645
Year ended December 31, 2011	3,645	1,726	1,170	2	4,203
Year ended December 31, 2012	4,203	1,443	133	1	5,514
Allowance for other non-trade receivables:					
Year ended December 31, 2010	118	—	118	—	—
Year ended December 31, 2011	—	—	—	—	—
Year ended December 31, 2012	—	—	—	—	—
Reserve for inventory valuation:					
Year ended December 31, 2010	8,437	2,210	1,911	(439)	8,297
Year ended December 31, 2011	8,297	1,515	2,057	(12)	7,743
Year ended December 31, 2012	7,743	1,309	2,146	10	6,916
Valuation allowance for deferred income tax assets:					
Year ended December 31, 2010	8,314	(106)	—	(702)	7,506
Year ended December 31, 2011	7,506	219	—	(340)	7,385
Year ended December 31, 2012	7,385	646		(233)	7,798

(1) Primarily the impact of currency changes

(This page has been left blank intentionally.)

Exhibit 31.1

Certification of Chief Executive Officer

I, Andrew B. Cogan, certify that:

(1) I have reviewed this annual report on Form 10-K of Knoll, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ Andrew B. Cogan

Andrew B. Cogan
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Barry L. McCabe, certify that:

(1) I have reviewed this annual report on Form 10-K of Knoll, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to material affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ BARRY L. MCCABE

Barry L. McCabe
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer

In connection with the Annual Report on Form 10-K of Knoll, Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Andrew B. Cogan, Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 1, 2013

/s/ ANDREW B. COGAN

Andrew B. Cogan
Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer

In connection with the Annual Report on Form 10-K of Knoll, Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Barry L. McCabe, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 1, 2013

/s/ BARRY L. MCCABE

Barry L. McCabe
Chief Financial Officer

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Corporate Information

Officers

Burton B. Staniar
Chairman of the Board

Andrew B. Cogan
Chief Executive Officer

Lynn M. Utter
President and Chief Operating Officer, KnollOffice

Barry L. McCabe
Executive Vice President and Chief Financial Officer

Benjamin A. Pardo
Executive Vice President, Director of Design

Jeffrey R. Blom
Senior Vice President, Supply Chain

David L. Schutte
Senior Vice President and Chief Marketing Officer

Michael A. Pollner
Vice President, General Counsel and Secretary

Board of Directors

Burton B. Staniar
Chairman of the Board, Knoll, Inc.

Andrew B. Cogan
Director
Chief Executive Officer, Knoll, Inc.

Kathleen G. Bradley
Director

Stephen F. Fisher
Director

Jeffrey A. Harris
Director

Sidney Lapidus
Director

John F. Maypole
Director

Sarah E. Nash
Director

Stock Listing

New York Stock Exchange
Ticker Symbol: KNL

Executive Offices

Knoll, Inc.
1235 Water Street
East Greenville, PA 18041
215 679-7991
www.knoll.com

Annual Stockholders Meeting
The annual meeting of Knoll, Inc. stockholders is scheduled for Tuesday, May 7, 2013, at 9 a.m. in the Knoll offices at 1330 Avenue of the Americas, New York, NY 10019

Independent Registered Public Accounting Firm
Ernst & Young, LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadephia, PA 19103

Transfer Agent and Registrar
Computershare Trust Company, N.A.
PO Box 43023
Providence, RI 02940-3023
www.computershare.com

Showrooms & Sales Offices

United States

Arizona
74 East Rio Salado Parkway
Suite 300
Tempe, AZ 85281
480 707-6190

California
317 Montgomery Street
San Francisco, CA 94104
415 837-2100

214 Wilshire Blvd.
Suite 200
Santa Monica, CA 90401
310 289-5800

Colorado
1062 Delaware Street
Suite 11
Denver, CO 80204
303 722-1555

District of Columbia
1050 K Street NW
2nd Floor
Washington, DC 20001
202 973-0400

Florida
200 S. Biscayne Blvd.
Suite 1700
Miami, FL 33131
305 571-0900

Georgia
1170 Howell Mill Road, NW
Suite 200
Atlanta, GA 30318
404 522-1835

Illinois
222 Merchandise Mart Plaza
Suite 1111
Chicago, IL 60654
312 454-6920

Indiana
621 East Ohio Street
Indianapolis, IN 46202
317 387-2385

Massachusetts
281 Summer Street
Boston, MA 02109
617 695-0220

Minnesota
275 Market Stree
Suite 535
Minneapolis, MN 55405
612 313-8100

Missouri
1903 Wyandotte
Kansas City, MO 64108
816 329-5000

New York
76 Ninth Avenue
11th Floor
New York, NY 10011
212 343-4000

North Carolina
227 West Trade Street
Suite 200
Charlotte, NC 28202
704 334-7252

Pennsylvania
2300 Chestnut Street
Suite 410
Philadelphia, PA 19103
215 988-1788

Texas
1722 Routh Street
Suite 112
Dallas, TX 75201
214 741-5819

2800 Post Oak Blvd.
1st Floor
Houston, Texas 77056
713 629-5665

Washington
1200 Fifth Avenue
Suite 2000
Seattle, WA 98101
206 624-0174

Belgium

Avenue du Port 86c Havenlaan
b. 215
B - 1000 Brussels
32 2 715 13 00

Canada

Ontario
109 Atlantic Avenue
Suite 200
Toronto, Ontario M6K 1X4
416 365-3000

France

268, Bd. Saint-Germain
75007 Paris, France
33 1 44 18 19 99

Italy

Piazza Bertarelli 2
Milano Italy 20122
39 2 7222 291

United Kingdom

91 Goswell Road
Clerkenwell
London EC1V 7ER
44 20 7236 6655



Knoll